UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Linen Mobile, Inc. (f/k/a Bloqboard, Inc.)

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    June 11, 2018

Physical address of issuer
44 Tehama St., San Francisco, CA 94105

Website of issuer
https://linen.app

Name of intermediary through which the Offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The intermediary will receive a number of Crowd SAFE of the issuer that is equal to two percent (2.0%) of the total number of SAFEs sold by the issuer in the Offering.

Type of security offered
Crowd SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
April 27, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed consideration will be returned or when the context requires, destroyed.

Current number of employees
2

	Fiscal year-end (2019)	**Prior fiscal year-end (2018)**
Total Assets	$661,147.00	$637,106.00
Cash & Cash Equivalents	$193,308.00	$225,251.00

Accounts Receivable	$0.00	$0.00
Short-term Debt	$59,091.00	$66,628.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$998.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$353,422.00	-$349,622.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY , EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

February 19, 2021

FORM C

Linen Mobile, Inc. (f/k/a Bloqboard, Inc.)



Up to $500,000.00 of
Crowd SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "***Form C***") is being furnished by Linen Mobile, Inc. (f/k/a Bloqboard, Inc.), a Delaware corporation (the "***Company***", "***Linen***", as well as references to "***we***", "***us***," or "***our***"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd SAFE (Simple Agreement for Future Equity of the Company (the "***Securities***", "***Crowd SAFE Units***", "***Crowd SAFE***" or, "***SAFEs***", or "***Crowd SAFEs***"). Purchasers of Securities are sometimes referred to herein as "***Investors***" or "***Purchasers***". The Company intends to raise at least $25,000.00 and up to $500,000.00 from Purchasers in the offering of Securities described in this Form C (this "***Offering***"). The minimum amount of Securities that can be purchased is $200.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason

The Offering is being made through OpenDeal Portal LLC dba "Republic" (the "***Intermediary***"). The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of 6% (six percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd

SAFE of the issuer that is equal to two percent (2.0%) of the total number of Crowd SAFE sold by the issuer in the Offering related to the purchase and sale of the Securities.

Investment commitments will be represented by a pro rata beneficial interest (bases on the amount invested) in an Omnibus Crowd SAFE representing economic interest in a Crowd SAFE, attached hereto as Exhibit C. Under the Omnibus Crowd SAFE, Securities sold in this Offering will be deposited into a custodial account with Prime Trust, LLC, who will serve as the trustee, custodian and legal record holder (the "**Custodian")** for this Offering. Investors will be required to establish, or verify that they already have an account with the Custodian in order to receive Securities from this Offering.

In the event that the Target Offering Amount is reached prior to April 27, 2021, and provided the Intermediary consents, the Company may conduct the first of multiple closings of the Offering early, provided all Purchasers will receive notice of the closing at least five (5) business days prior to such closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Purchasers who committed on or before such notice will have until the 48 hours prior to such closing to cancel their investment commitment.

In the event the Company does conduct one of multiple closings, the Company agrees to only withdraw such amount from escrow after the Target Offering Amount has been reached and will only conduct such closing if there will be more than 21 days remaining before April 27, 2021.

The Company may only conduct another close before April 27, 2021 if (i) the amount of new investment commitments made exceeds the Target Offering Amount at the time of the last close and at the time of the next close, and (ii) more than 21 days remain before April 27, 2021.

The Company has agreed to return all consideration provided to Purchasers in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closings.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$200.00	$12.00	$188.00
Aggregate Target Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$500,000.00	$30,000.00	$470,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration.

The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://linen.app/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000.00, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is February 19, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to Investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY AS ESCROW AGENT SERVICE PROVIDER.

Forward Looking Statement Disclosure
This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance

and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of its fiscal year.

Once posted, the annual report may be found on the Company's website at: https://linen.app/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000.00;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: republic.co/Linen.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Linen Mobile, Inc. (the "*Company*" or "*Linen Mobile*") is a Delaware corporation, incorporated on June 11, 2018. The Company was formerly known as Bloqboard, Inc.

The Company is located at 44 Tehama St. San Francisco, CA 94105.

The Company's website is https://linen.app.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C and the page hosted by the Intermediary with respect to this Offering.

The Business

The Company is a developer of Linen App ("Linen App", or the "Application" or "App"), a mobile app and a crypto assets wallet which enables users to acquire and hold the emerging class of crypto assets (governance tokens, rewards tokens, social tokens, etc). The app also allows access to certain blockchain-based protocols, including liquidity pools and staking in decentralized finance (DeFi). The Application is the Company's main product and is currently in private beta testing. Not all features of Linen App are currently available. Exchange pools, lending liquidity pools, and staking are developed by third-parties. These liquidity pools are powered by public blockchains such as Ethereum that allow for value transfer and can be programmed using smart contracts. Not all features of Linen App are currently available.

The Offering

Target amount of Crowd SAFE (Simple Agreement for Future Equity) being offered	$25,000.00
Total Crowd SAFE (Simple Agreement for Future Equity) outstanding after Offering (if Target Amount reached)*	25,000*
Maximum amount of Crowd SAFE (Simple Agreement for Future Equity)	$500,000.00
Total Crowd SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)*	500,000*
Purchase price per Security	$1.00
Minimum investment amount per Investor	$200.00+
Offering deadline	April 27, 2021
Use of proceeds	See the "Use of Proceeds" on page 27 for more information.
Voting Rights	See the description of the voting rights on page 41 hereof.

*The quantity of Crowd SAFE represented is not inclusive of the commission to the Intermediary of two percent (2%), which will result in an increase in Crowd SAFE issued and outstanding, proportionally.

+ The Company reserves the right to alter the minimum investment amount per Investor in its sole discretion.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition and business.

The United States and other countries have experienced, and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on June 11, 2018, and our main product, Linen App, is currently in private beta testing. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

To date, we have only generated minor revenue, and do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup company and our business model currently focuses on innovation rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, our current assets will be sufficient to satisfy our contemplated cash requirements for the next four months. Even if the Target Amount is raised in this Offering, it will have no impact on our contemplated cash requirements.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;

- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
- Sales and marketing efforts to bring these new product candidates to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of our products and technologies.

We may face potential difficulties in obtaining capital.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition and results of operation.

The Company's business may be subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, technology, data protection, blockchain technology, cryptocurrency, alternative trading systems, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to the Company's business practices, increased cost of operations or otherwise harm the Company's business.

The Company may be subject to a variety of laws and regulations in the United States and abroad that involve matters related to its business, including user privacy, blockchain technology, software, broker dealer, data protection and intellectual property, among others. Foreign data protection, privacy, broker dealer and other laws and regulations are often more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which the Company operates. The growth of the Company's business and its expansion outside of the United States may increase the potential of violating these laws or its internal policies and procedures. The risk of the Company's being found in violation of these or other laws and regulations is further increased by the fact that many of these laws and regulations have not been fully interpreted by the regulatory authorities or the courts and are open to a variety of interpretations. Any action brought against the Company for violation of these or other laws or regulations, even if the Company successfully defends against it, could cause the Company to incur significant legal expenses and divert its management's attention from the operation of its business, which could impact its ability to develop, enhance, and maintain the System. If the Company's operations are found to be in violation of any of these laws and regulations, the Company may be subject to any applicable penalty associated with the violation, including civil and criminal penal-ties, damages and fines, the Company could be required to refund payments received by it, and it could be required to curtail or cease its operations. Any of the foregoing consequences could seriously harm its business and its financial results, which could impact its ability to develop, enhance, and maintain the System. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase its operating costs, require significant management time and attention, and subject the Company to claims or other remedies, including fines or demands that the Company modifies or ceases existing business practices.

The App may not be widely adopted and may have limited users. We may discover defects in the underlying blockchain-based liquidity pools or in our technology in the future that are currently unknown or currently do not exist, and we will not be able to detect or correct these defects.

It is possible that the App will not be used by a large number of individuals. Further, we may discover defects in the underlying blockchain-based liquidity pools and in our system in the future. We may not be able to detect and correct defects or errors before customers begin to use the App. Consequently, we or our customers may discover defects or errors after our App has been implemented. These defects or errors could also cause inaccuracies in the data we collect and process as part of our services for our customers, or even the loss, damage or inadvertent release of confidential data. Even if we are able to identify and repair defects in a timely manner, any history of defects or inaccuracies in the data we collect and process, or the loss, damage or inadvertent release of confidential data could cause our reputation to be harmed, and customers may elect not to use our App and or blockchain-based lending and exchange liquidity pools. The costs associated with any material defects or errors in the lending and exchange liquidity pools on underlying protocols may be substantial and could materially adversely affect our business.

The prices of digital assets such (especially those maintained on a blockchain) are extremely volatile. Fluctuations in the price of digital assets and/or waning interest of investors in the cryptocurrency industry could materially and adversely affect our business.
We are exposed to risks and volatility of the digital assets (blockchain-based/cryptocurrency) markets. The prices of widely used blockchain-based assets such as Bitcoin and Ethereum have historically been subject to dramatic fluctuations and are highly volatile. Several factors may influence the interest in cryptocurrency and blockchain asset investments, including, but not limited to: global blockchain asset supply; purchasers' expectations with respect to the rate of inflation; changes in the software, software requirements or hardware requirements underlying the blockchain-based lending and exchange liquidity pools and protocols; changes in the rights, obligations, incentives, or rewards for the various participants in the underlying protocols; interest rates; currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies; fiat currency withdrawal and deposit policies of blockchain asset exchanges on which users may trade cryptocurrency and blockchain assets and liquidity on such exchanges; interruptions in service from or failures of major blockchain asset exchanges and our partners who provide the exchange in which users may trade cryptocurrency and blockchain assets; investment and trading activities of large investors, including private and registered funds, that may directly or indirectly invest in blockchain assets; monetary policies of governments, trade restrictions, currency devaluations and revaluations; regulatory measures that may affect the use of blockchain assets; the maintenance and development of the open-source software protocol of certain blockchain assets; global or regional political, economic or financial events and situations; or expectations among the App, protocols or other blockchain assets participants that the value and/or utility of other blockchain assets will soon change.

The App and the underlying blockchain-based liquidity pools and protocols may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of cryptocurrency (digital assets), including stablecoins which Linen App uses.
If the App and/or underlying blockchain based lending and exchange liquidity pools are compromised or if the App and/or the underlying blockchain-based lending and exchange liquidity pools are subjected to attacks that frustrate or thwart our users' ability to access the App, the underlying blockchain-based liquidity pools, their cryptocurrency, including stablecoins or other products and services, users may cut back on or stop using the App altogether, which could seriously reduce or eliminate the need for our products and services.

The App and the underlying blockchain-based liquidity pools are using new technology.
There are no guarantees that such technology will be bug-free or accepted by the marketplace. Thus, even if the App is operational, stablecoins and other cryptocurrency help in Linen App may be subject to the risk of theft, loss, malfunction, or reputational risk, any of which can significantly degrade the potential use our App. The underlying lending and exchange liquidity pools, a structural foundation of our App, is developed and governed by third parties, including companies and developers' communities, are the open-source software. This open-source software and our product and services are still in an early development stage and is unproven, and there can be no assurances that the Company can successfully provide secure access to these open source protocols, transfer, store cryptocurrency, including stablecoins, or its services will be uninterrupted or fully secure which may result in a complete loss of users' cryptocurrency, including

stablecoins, or an unwillingness of users to access, adopt and utilize our products and services that are still in an early development stage and are unproven, and there can be no assurances that the Company's services will be uninterrupted or fully secure which may result in a complete loss of users' cryptocurrency, including stablecoins, or an unwillingness of users to access, adopt and utilize the Company's products and services. Further, the Company and the underlying blockchain-based liquidity pools may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or the underlying blockchain-based liquidity pools which may result in the loss or theft of user's funds. For example, if the underlying blockchain and the blockchain-based liquidity pools and cryptocurrencies are subject to unknown and known security attacks (such as double-spend attacks, 51% attacks, or other malicious attacks), such attacks may materially and adversely affect the Company.

The regulatory regime governing the blockchain technologies, cryptocurrencies, tokens and token offerings is uncertain, and new regulations or policies, including with respect to virtual currencies, may materially adversely affect the Company.

Regulation of cryptocurrency and tokens, including stablecoins, and token offerings, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is still evolving; varies significantly among international, federal, state and local jurisdictions; and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of the Company and the adoption and use of its products and services. Failure by the Company, or certain users of the Company's products and services, to comply with any laws, rules and regulations – some of which may not exist yet, may be subject to interpretation and/or may be subject to change – could result in a variety of adverse consequences, including civil penalties and fines. As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take an interest in, and in some cases regulate, their use and operation. In the case of virtual currencies, state and federal regulators have created and continue to amend and extend rules and licensing frameworks concerning blockchain-based digital assets, including stablecoins. Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions, such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Company. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such a change could be substantial and materially adverse to the development and growth of the Company and the adoption and use of the Company's products and services. New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, including with respect to virtual currencies, may materially and adversely affect the potential functionality of and demand for cryptocurrencies and the Company's products and services.

Regulatory determinations may make cryptocurrencies, including stablecoins, illegal in certain jurisdictions or for certain categories of investors.

It is possible that current or future regulations could make cryptocurrencies, including stablecoins, and/or the Company illegal in some jurisdictions, or for some categories of investors, which could possibly result in a winding down of the Company, or a decrease in the value of the Company. Because the majority of cryptocurrencies, including stablecoins, have not been formally classified by regulatory agencies, it is possible that subsequent determinations by regulators may prevent certain individuals or entities from using or holding cryptocurrencies, including stablecoins, in the future. Such a determination could materially reduce the functionality and demand for cryptocurrencies, the borrowing and lending and exchange activities.

The development and commercialization of our products and services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Our competitors include cryptocurrency wallets that integrate Ethereum-based lending and exchange liquidity pools and aggregators of DeFi protocols. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved financial products and services and thus may be better equipped than us to develop and commercialize financial products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our financial products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We may implement new lines of business or offer new products and services within existing lines of business.
The Company's main product, Linen App, is currently in a phase of beta testing. Further, the Company expects developing new products and services after the release of the App. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
Demand for our product is highly correlated with trading in the cryptocurrency markets. Consequently, a substantial portion of our expected revenue is indirectly derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results.

Through our App, we will manage and store various proprietary information and sensitive/confidential data.
Our main product, Linen App, provides a mobile wallet to hold cryptocurrency, including stablecoins, and to interact with blockchain-based protocols and a debit card. Such product entails the management of highly confidential information. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our App depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

An intentional or unintentional disruption, failure, misappropriation or corruption of our App and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers,, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Our Company relies on one specific protocol (the Compound protocol) and, in the event of a hack of this protocol, our users could

lose all their investment. Further, operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Vitaly Bahachuk and Aliaksandr Bazhanau who are the founders, directors, and officers of the Company. Vitaly Bahachuk is the sole member of DCH LLC which owns 59.56% of the Company's outstanding voting equity securities, and Aliaksandr Bazhanau is the sole member of Red Crossbill LLC, which owns 39.70% of the Company's outstanding voting equity securities. The Company relies on Vitaly Bahachuk in order to develop the Company's product vision, conduct marketing efforts and execute of the Company's business plan. Similarly, the Company relies on Aliaksandr Bazhanau to design the technical architecture of its products, and to lead the Company's software development. However, the Company has not purchased any insurance policies with respect to these individuals in the event of their death or disability. Therefore, if Vitaly Bahachuk and Aliaksandr Bazhanau die or become disabled, the Company will not receive any compensation to assist with such persons' absence. The loss of such persons could negatively affect the Company and its operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Regulatory changes or actions may adversely affect the Company's business model.

A major part of our business plan involves providing access to lending and exchange liquidity pools available on the Ethereum blockchain. We believe that the size of such pools will be growing in the future due to the growth in the cryptocurrency markets. However, as cryptocurrencies have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies (including

FinCEN, SEC, CFTC, FINRA, CFPB, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS, and state financial institution regulators) have begun to examine the operations of the cryptocurrency networks, users and exchanges. On-going and future regulatory actions may alter, perhaps to a materially adverse extent, the nature of an investment in DeFi and the Company's entire business model.

Many of these agencies, including the SEC, CFPB, FINRA, the Federal Trade Commission ("*FTC*") and state financial regulatory agencies, including those of Washington, Wisconsin, North Carolina, Nevada, Massachusetts, Michigan, New Hampshire, Alabama, Maryland, Maine, New Mexico, California, Florida and Hawaii, have issued consumer advisories regarding the risks posed by digital currencies.

Our main product, Linen App, is expected to include a non-custodial wallet that provides access to blockchain-based lending and exchange liquidity pools and a debit card. In the guidance issued on May 9, 2019, FinCEN defined the term "money transmitter" as a person that provides money transmission services, or any other person engaged in the transfer of funds. The term "money transmission services" means "the acceptance of currency, funds, or other value that substitutes for currency from one person and the transmission of currency, funds, or other value that substitutes for currency to another location or person by any means". FinCEN's regulations provide that whether a person is a money transmitter is a matter of facts and circumstances. The requirement that the Company registers with FinCEN and comply with anti-money laundering regulations may adversely affect our operation costs.

The lending industry is highly regulated and changes in regulations or in the way regulations are applied to our business could adversely affect our business.
Our main product, the Linen App, enables users to hold, send, and receive cryptocurrency and access certain blockchain-based protocols, including liquidity pools in decentralized finance (DeFi). Thus, we do not consider us operating in the lending industry. However, as the regulatory environment in which lending institutions operate has become increasingly complex, and following the financial crisis of 2008, supervisory efforts to enact and apply relevant laws, regulations and policies have become more intense, these regulatory frameworks may become applicable to our business. Any such regulatory framework that may become applicable to our business or changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations already applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to conduct our business, by subjecting us to additional licensing, registration and other regulatory requirements in the future or otherwise. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate loans and perform our obligations to investors and other constituents.

We may be subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act.
The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act significantly changes federal financial services regulation and affects, among other things, the lending, deposit, investment, trading, and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires extensive rulemaking by various regulatory agencies. The Dodd-Frank Act rulemaking process is ongoing and any changes resulting from such process, as well as any other changes in the laws or regulations applicable to us more generally, may negatively impact the profitability of our business activities, require us to change certain of our business practices, materially affect our business model, limit the activities in which we may engage, affect retention of key personnel, require us to raise additional regulatory capital, increase the amount of liquid assets that we hold, otherwise affect our funding profile or expose us to additional costs (including increased compliance costs). Any such changes may also require us to invest significant management attention and resources to make any necessary changes and may adversely affect our ability to conduct our business as previously conducted or our results of operations or financial condition. As such, we cannot predict and may not be able to anticipate all the effects of the Dodd-Frank Act on our financial condition or operations.

We have not developed a regulatory compliance program per se, nor engaged in enterprise risk management efforts.

We have not developed an enterprise risk management program addressing regulatory compliance policies and procedures. We rely on our business partners to do so. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our business partners' efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and our business partners' policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Form C, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of trademark laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. For example, Wyre Payments, Inc. is our sole provider of exchange services of U.S dollars to cryptocurrency. Such third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable cost-effective terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Crowdfunding Risks

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
Purchasers should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Purchasers commitment amount based on the Company's determination of a Purchaser's sophistication.

The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

Risks Related to the Offering and the Securities

Investors will be required to purchase the Company's Securities in this Offering using custodial accounts managed by Prime Trust, which may reduce an Investor's ability to trade or otherwise liquidate their position without incurring a fee.

In order to better manage its cap table, the Company has elected to exclusively accept investment commitments in the Offering through custodial accounts managed by Prime Trust, LLC, the Custodian. Therefore, to make an investment commitment, a prospective Investor must make a custodial account with the Custodian and subscribe to the Offering in a manner that appoints Prime Trust, LLC as their custodian. While Investors will be able to receive a full refund if their consideration if they cancel their investment commitment, if the Investor wishes to transfer the Company's securities purchased in this Offering out of the custodial account, they may incur a fee.

In exchange for each individual Investor's commitment, Investors will receive a beneficial interest in the Securities.

The beneficial interest in the Securities does not entitle Investors, excluding Prime Trust, LLC as the custodian and trustee, to any voting, information or inspection rights with respect to the Company, aside from any disclosure the Company is required to make under relevant securities regulations. Prime Trust, LLC, as the custodian and trustee shall vote, execute consents, and otherwise make elections pursuant to the terms of the Subscription Agreement to the Crowd SAFE in its sole and absolute discretion. Investors should carefully review the Subscription Agreement to the Crowd SAFE to understand the risks inherent in this investment vehicle.

The Crowd SAFE will not be freely tradable until one year from the initial purchase date. Although the Crowd SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

Investors should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd SAFE. Because the Crowd SAFEs have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd SAFEs have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Crowd SAFEs may also adversely affect the price that you might be able to obtain for the Crowd SAFEs in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control, IPO or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion of the Crowd SAFE and the Company elects to convert the Securities into CF Shadow Series securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). The Company is under

no obligation to convert the Securities into CF Shadow Series securities. In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Series securities; upon the conversion of the Crowd SAFE to CF Shadow Series securities (which cannot be guaranteed), holders of CF Shadow Series securities will be required to maintain or enter into a proxy with the Custodian to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Series securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Series securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Series securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the Custodian will vote the CF Shadow Series shares with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series A Preferred Shares, the Series A-CF Shadow Security holders will be required to enter into a proxy that allows the Custodian to vote the same way as a majority of the Series A Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any director appointment or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its Target Offering Amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

There is no assurance that purchasers of the Securities will receive a return on their investment.
The Crowd SAFEs are highly speculative and any return on an investment is contingent upon numerous circumstances, many of which (including legal and regulatory conditions) are beyond the Company's control. There is no assurance that Purchasers will realize any return on their investments or that their entire investment will not be lost. For this reason, each Purchaser should carefully read this Form C and its exhibits and should consult with his or her own attorney, financial and tax advisors prior to making any investment decision with respect to the Offering.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, one or more intermediate closings of the Offering can occur, which will allow the Company to draw down proceeds of the Offering after the Target Offering Amount has been reached and prior to the Offering Deadline. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate closing occurs and later a material change occurs as the Offering continues, Purchasers' subscriptions previously accepted in an intermediate closing will not have the right to re-confirm their investment as it will be deemed completed and accepted by the Company.]

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.
By purchasing Securities in this Offering, you agree to be bound by the dispute resolution provisions found in sections 3(a) and (b) of the Subscription Agreement to the Crowd SAFE. Those provisions apply to claims regarding this Offering, the Crowd SAFEs and possibly the securities into which the Crowd SAFEs are convertible, if and when they convert. Under those provisions, disputes under the Securities will be resolved in arbitration conducted in San Francisco, California. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
The Company's equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the Purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Investor's Company Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued at the time of conversion.

The Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of the Securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the First Equity Financing Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors in the equity securities. The Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities, and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE preferred securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Series shares can be guaranteed a return in the event of a dissolution event or bankruptcy.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company is a developer of Linen App ("***Linen App***", or the "***Application***" or "***App***"), a mobile wallet which enables users to hold, send, and receive cryptocurrency (such as governance tokens, rewards tokens, social tokens, etc.) and access certain blockchain-based protocols, including liquidity pools in decentralized finance ("***DeFi***"). The Application is the Company's main product and is currently in private beta testing. Not all features of Linen App are currently available. Exchange pools, lending liquidity pools, and staking are developed by third-parties. These liquidity pools are powered by public blockchains such as Ethereum that allow for value transfer and can be programmed using smart contracts.

The core of the crypto asset wallet is a smart contract that "lives" on the Ethereum blockchain and is controlled from the App. The crypto assets wallet is non-custodial, meaning that the Company does not have access to user assets and only a user can access crypto assets stored in the wallet. In order to transact on blockchains, a user must sign transactions with a private key. Linen provides an app that securely stores private key on a user device. The Company has developed private key backup and recovery mechanism in such a way that a user does not require writing down or memorizing complex passwords. This makes the wallet user friendly and allows less tech savvy people to participate in DeFi and other activities that require self-custody wallets and transaction signing with a cryptographic key.

Linen also maintains a community chat in Discord for the new to DeFi investors to learn, ask questions, and share ideas about this new field.

Linen App, Linen smart contract wallet, and the community chat offer tools and resources for anyone to participate in DeFi. This activity has been traditionally reserved for tech savvy people.

Business Plan

Linen provides software to self-custody crypto assets as well as to access blockchain-based applications such as Compound protocol and others. Linen App aims to provide users with an interface to blockchain-based applications, including supplying stablecoins to Compound liquidity pool. Compound is an autonomous interest rates protocol residing on the Ethereum blockchain that provides borrowers with the ability to borrow crypto assets by posting collateral in the form of another crypto asset. Since Q4 of 2018 the Compound protocol was available to the public, however due to the specifics of transacting on the Ethereum blockchain it was mostly used by the tech-savvy early adopters. In addition to the liquidity pools on the Compound protocol, there are other liquidity pools available on the Ethereum blockchain.

In order to execute its business plan, Linen plans on using Ethereum-based technology and delivering its software using a native iPhone mobile application. Linen App on Android is planned for future releases. In addition, Linen App has integrated a third-party payment processor Wyre Payments, Inc. that provides conversion of U.S. dollars for cryptocurrency for users of Linen App in certain states in the U.S.

We are planning on utilizing both blockchain-based and traditional financial technologies to expand our offerings. Many countries outside of the United States, especially countries with high inflation or low interest rates could benefit from having access to liquidity pools powered by the Compound protocol.

We are planning on making money by taking transaction fees on crypto assets exchanges, affiliate fees from DeFi liquidity pools and other partners. Premium subscription features are planned to be introduced at a later time. Since the industry is new and constantly evolving, we will be assessing new revenue opportunities as we progress.

History of the Business
Recently, there has been an emergence of alternative investments such as peer-to-peer lending, art, collectibles, and other alternative investments such as cryptoassets offered by numerous fintech apps. Consumers are getting more comfortable using online and mobile investment apps with modern experience.

We have started developing applications that interact with the Ethereum blockchain in June 2018 and our first product was a web interface for Decentralized protocols Compound and MakerDAO. In 2019 we have changed our Company's legal name to Linen Mobile, Inc. to focus on Linen App.

Our main product, the Linen App, is currently in private beta testing. The Company is not able at this point to disclose when Linen App is going to be available to a broader audience. We currently have an early access waitlist and are inviting prospective users from the waitlist first. The initial release of the App will include a mobile self-custody (non-custodial) cryptocurrency wallet that allows access to the Compound protocol.

The Company's Products
Our main product is Linen App. The Application is the Company's main product and is currently in private beta testing. Not all features of Linen App are currently available. Exchange pools, lending liquidity pools, and staking are developed by third-parties. These liquidity pools are powered by public blockchains such as Ethereum that allow for value transfer and can be programmed using smart contracts. Not all features of Linen App are currently available.

Competition
Cryptocurrency wallets that integrate Ethereum-based lending liquidity pools in their wallets and aggregators of DeFi protocols are our closest competitors. Projects like Argent, Dharma, Outlet Finance, Zerion, BlockFi, ZenGo, Coinbase, Celsius, Nexo and others provide the ability to earn interest on stablecoins and cryptocurrencies. Linen App is focusing on less tech-savvy users and on long-tale of crypto assets.

Customer Base
We are still in a private beta testing phase for our main product. We are planning on rolling out our products and services gradually. We intend to target younger demographics who are accustomed to fintech platforms, collectables, culture, and cryptoassets.

Suppliers
Linen App is providing an interface to access blockchain-based Compound protocol to enable users supply stablecoins to a lending liquidity pool. Compound is an algorithmic, autonomous interest rates protocol residing on the Ethereum blockchain.

In addition, Linen App is using a third-party payment processor Wyre Payments, Inc. that enables conversion of U.S. dollars for cryptocurrency, including stablecoins, and provides payment services to users of Linen App.

Intellectual Property
The Company has filed applications for the below.

Trademarks

Application or Registration #	Title	Description	File Date	Grant Date	Country
US Serial Number: 88618595	Linen	STANDARD CHARACTER MARK	Sep. 16, 2019 (published for opposition on July 28, 2020)	N/A	USA

Governmental/Regulatory Approval and Compliance
The Company is currently subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities and may become subject to laws and regulations of jurisdictions outside the U.S. in the near future. These laws and regulations are subject to change.

Litigation
In 2019, the Company received a cease and desist letter regarding the use of the Company's prior legal name, which the Company is no longer using. The Company does not anticipate litigation with regard to this matter.

Other
The Company's principal address is 44 Tehama St, San Francisco, CA 94105.

The Company has no additional addresses.

The Company conducts business worldwide.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Target Amount and Maximum Amount are raised.

Use of proceeds*	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6%	$1,500.00	6%	$30,000.00
Technology development	52%	$13,000.00	59%	$295,000.00
Campaign legal expense or related reimbursement	42%	$10,500.00	4%	$20,000.00
Salaries and wages	0%	$0.00	20%	$100,000.00
Loan Repayment	0%	$0.00	11%	$55,000.00
Total	**100.00%**	**$25,000.00**	**100.00%**	**$500,000.00**

* The use of Proceeds chart is not inclusive of fees paid to financial service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due at the closing of the campaign.

The Company has discretion to alter the use of proceeds as set above. Additionally, the Company may alter the use of proceeds if there is a material change that creates unforeseen circumstances for the business.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Vitaly Bahachuk

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President: June 2018 - Present
Chief Executive Officer: November 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Vitaly is in charge of developing the Company's product vision conducting the marketing efforts and executing the Company's business plan.

Prior to his responsibilities at the Company, Vitaly was President of OCF, Inc from February, 2019 to December 2019, where he was responsible for the company's strategy. Prior to the foregoing, Vitaly was President of Almus Media, Inc, from November 2015 to July 2018, where his responsibilities included business development.

Education
Vitaly Bahachuk graduated in May 2006 from the University of Colorado at Boulder, thereby obtaining a BS degree in Business Administration and Finance.

Name
Aliaksandr Bazhanau

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Treasurer, Secretary: June 2018 - Present
Chief Technology Officer: November 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Aliaksandr Bazhanau in responsible for the design and technical architecture of the Company's products. Backend systems and smart contract development also fall within his purview.

Prior to his responsibilities at the Company, Aliaksandr was Treasurer and Secretary of OCF, Inc, where he was engaged in technology consulting from February 2019 to December 2019. Prior to the foregoing, he worked as a software engineer at Adform, from April 2015 to March 2018. Aliaksandr completed a Blockchain research internship at IBM Research from August 2017 to November 2017.

Education
Aliaksandr Bazhanau graduated in August 2017 from the Belarusian State University, thereby obtaining a BS degree in Computer Science.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Vitaly Bahachuk

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President: June 2018 - Present
Chief Executive Officer: November 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Vitaly is in charge of developing the Company's product design, conducting the marketing efforts and executing the Company's business plan.

Prior to his responsibilities at the Company, Vitaly was President of OCF, Inc from February, 2019 to December 2019, where he was responsible for the company's strategy. Prior to the foregoing, Vitaly was President of Almus Media, Inc, from November 2015 to July 2018, where his responsibilities included business development.

Education
Vitaly Bahachuk graduated in May 2006 from the University of Colorado at Boulder, thereby obtaining a BS degree in Business Administration and Finance.

Name
Aliaksandr Bazhanau

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Treasurer, Secretary: June 2018 - Present
Chief Technology Officer: November 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Aliaksandr Bazhanau in responsible for the design and technical architecture of the Company's products. Backend systems and smart contract development also fall within his purview.

Prior to his responsibilities at the Company, Aliaksandr was Treasurer and Secretary of OCF, Inc, where he was engaged in technology consulting from February 2019 to December 2019. Prior to the foregoing, he worked as a software engineer at Adform, from April 2015 to March 2018. Aliaksandr completed a Blockchain research internship at IBM Research from August 2017 to November 2017.

Education
Aliaksandr Bazhanau graduated in August 2017 from the Belarusian State University, thereby obtaining a BS degree in Computer Science.

Indemnification
In accordance with the Company's bylaws adopted by written consent of the board on June 18, 2018 (the "*Bylaws*"), the Company shall indemnify the directors, officers, employees and agent of the Company who were or are a party or are threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, where such persons have been acting in their professional capacity. Indemnification

includes expenses such as attorney's fees judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit, or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Further, the Company shall indemnify any director or officer, and may indemnify any other person in certain actions by or in the right of the Company. The indemnification and advancement of expenses provided or granted hereunder shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under Delaware Law.

Employees
The Company currently has 2 employees in the state of California.

CAPITALIZATION AND OWNERSHIP

Capitalization
The total number of shares of all classes of stock which the Company is authorized to issue is 10,000,000 shares of common stock with a par value of $0.0001 per share (the "*Common Stock*"), pursuant to the Amended and Restated Certificate of Incorporation, filed on March 4, 2019 (the "*Amended COI*").

The Company has issued the following outstanding Securities:

Common Stock
On June 18, 2018, Confirmation Labs LLC purchased 100 shares of the Company's Common Stock at a purchase price of $1.00 per share for the aggregate proceeds of $100.00. The offering of the Company's Common Stock was conducted in reliance on Section 4(a)(2) of the Securities Act. The shares were fully vested at the time of purchase. The proceeds of the offering were used for general business purposes.

On February 28, 2019, pursuant to the Plan of Recapitalization Bloqboard, Inc. and OCF, Inc. and dissolution of Confirmation Labs LLC (the "*Plan of Recapitalization*"), the assets of Confirmation Labs LLC, which consisted of 100% of the issued and outstanding equity in the Company, then, were distributed to the two shareholders of Confirmation Labs LLC, DCH LLC and Red Crossbill LLC, as follows:

- DHC LLC received a distribution of 60% of the Company's (f/k/a Bloqboard, Inc.) shares (60 shares of Common Stock). Vitaly Bahachuk is the sole member of DCH LLC.
- Red Crossbill LLC received a distribution of 40% of the Company's (f/k/a Bloqboard, Inc.) shares (40 shares of Common Stock). Aliaksandr Bazhanau is the sole member of Red Crossbill LLC.

After the filing of the Amended COI, the shares of capital stock issued and outstanding have been reclassified and increased on an 85,500-for-1 basis. Following this filing, DCH LLC was issued 5,130,000 shares of Common Stock and Red Crossbill LLC was issued 3,420,000 shares of Common Stock.

As of the date of this Form C, there are 8,612,700 shares of Common Stock issued and outstanding, of which 8,590,764 have vested and 21,936 remain subject to vesting. See '*Shares Issued under the Plan*' below for additional information.

The Company's 2019 Equity Incentive Plan
On March 4, 2019 the Company adopted and approved its 2019 Equity Incentive Plan (the "*Plan*") to enable selected officers, directors, employees, and other service providers of the Company to share in the success and growth of the Company through the grant of stock options and other types of equity awards. The Plan permits the grant of incentive stock options. Currently, the aggregate number of shares the Company's Common Stock that may be issue pursuant to the Plan shall not exceed 950,000 shares.

Shares Issued under the Plan
In June 2019, the Company issued 47,500 shares of the Company's Common Stock to an advisor pursuant to a restricted stock award agreement, and the Plan, at a price per share of $0.0137, of which 9,895 shares of Common Stock have vested and 37,605 have been repurchased by the Company due to the termination of the advisor.

Further, on April 14, 2020, the Company issued 37,605 shares of the Company's Common Stock to another advisor pursuant to the Plan, of which 15,669 shares of Common Stock have vested and 21,936 remain subject to vesting with a vesting schedule ending on April 14, 2022.

On May 26, 2020 the Company issued 15,200 shares of the Company's Common Stock to an advisor pursuant to the Plan, all of them fully vested.

As of the date of this Form C, three awards have been made under the Plan, and 887,300 shares of Common Stock remain available for grant under the Plan.

The grant and exercise of awards pursuant to the Plan, or additional allocation of Common Stock for issuance pursuant to the Plan, may limit or dilute the Crowd SAFE (Simple Agreement for Future Equity).

Convertible Securities
As of the date of this Form C, the Company has $1,770,974.00 in convertible securities outstanding, and a summary of terms of such securities are described below.

The February 2019 SAFE
On February 28, 2019, pursuant to the Plan of Recapitalization, the Company issued a Simple Agreement for Future Equity (a "*2019 SAFE*") to one investor for the aggregate principal amount of $1,020,000.00 under Rule 506(b) of Regulation D under the Securities Act.

- The 2019 SAFE converts upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation resulting in aggregate gross proceeds to the Company of at least $1,000,000.00 (the "*Qualified Financing*"), at which time the Company will automatically issue to the investor a number of shares of Safe Preferred Stock equal to $1,020,000.00 divided by the Conversion Price (defined below). "*Safe Preferred Stock*" means the shares of a series of preferred stock issued to the Investor in a Qualified Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference, which the 2019 SAFE holder shall receive at a rate of 1X, and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price (defined below); and (ii) the basis for any dividend rights, which will be based on the Conversion Price. "*Conversion Price*" means either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock. "*Safe Price*" means the price per share equal to $16,830,000.00 divided by the sum, as of immediately prior to the Qualified Financing, of: (1) all shares of capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this particular 2019 SAFE instrument, (B) all other SAFES, and (C) convertible promissory notes; and (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing (the "*Company Capitalization*"). "*Discount Price*" means the price per share of the Standard Preferred Stock sold in the Qualified Financing multiplied by the discount rate of 75%.

- If there is a change of control or IPO (each a "*Liquidity Event*") before the expiration or termination of the 2019 SAFE instrument, the holder will, at its option, either (i) receive a cash payment equal to $1,020,000.00 (subject to the funds available to the Company) or (ii) automatically receive from the Company a number of shares of Common Stock equal to $1,020,000.00 divided by the Liquidity Price, if the holder fails to select the cash option. "*Liquidity Price*" means the price per share equal to $16,830,000.00 divided by the Liquidity Capitalization. "*Liquidity Capitalization*" means the number, as of immediately prior to the Liquidity Event, of shares of capital stock outstanding (on an as-converted basis), assuming exercise or conversion of outstanding vested and unvested options or warrants and converting securities, but excluding (1) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, (ii) this particular 2019 SAFE instrument, (iii) other SAFEs, (iv) and convertible promissory notes.

- If there is dissolution, liquidation, winding up, termination or general assignment for the benefit of the Company's creditors before the expiration or termination of this instrument, the Company will pay an amount equal to the purchase amount prior or contemporaneously with such event.

- In connection with the offering, the investor received a side letter granting it certain consent rights in connection with Company's ability to borrow, loan or guarantee any amount in excess of $500,000 (other than pursuant to a convertible note or Safe prior to the Company's Qualified Financing as defined in this section above, among other consent rights; certain information rights; and pre-emptive rights that are exercisable upon the Company's offering of securities in the aggregate amount of $500,000.00. Further, the side letter includes a most favored nations clause in the event of the Company's issuance of subsequent convertible securities on more favorable terms.

Currently, the 2019 SAFE is outstanding and has not been converted into equity securities in the Company. The proceeds of the offering were used in connection with the Plan of Recapitalization. The conversion of the 2019 SAFE may limit, dilute or qualify the Crowd SAFEs issued in this Offering.

The 2019 and 2020 SAFE Financing Round

On March 7, 2019, June 27, 2019, July 5, 2019 and July 19, 2019, the Company issued four Simple Agreements for Future Equity ("*SAFEs*") to four investors in reliance of Rule 506(b) of Regulation D under the Securities Act for the aggregate proceeds of $384,999.00. Further, on January 13, 2020 and January 31, 2020, the Company issued two SAFEs to one investor in reliance upon Rule 506(b) of Regulation D under the Securities Act for the aggregate proceeds of $300,000.00. The six SAFEs (collectively, the "*2020 SAFEs*") contain a valuation cap of $19,800,000.00 (the "*Valuation Cap*") and a discount of 20% (the "*Discount*"). The proceeds of the offering were applied towards general operating expenses.

- The 2020 SAFEs automatically convert upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation resulting in aggregate gross proceeds to the Company of at least $1,000,000.00 (a "*Qualified Financing*"), at which time the Company will automatically issue to the investors a number of shares of Safe Preferred Stock equal to each investor's purchase amount divided by either (1) the 2020 SAFEs' Valuation Cap divided by the Company Capitalization or (2) the price per share of the Standard Preferred Stock, as defined below, sold in the Equity financing multiplied by one minus the 2020 SAFEs' Discount amount, whichever calculation results in a greater number of shares of Safe Preferred Stock (the "*Conversion Price*"). "*Safe Preferred Stock*" means the shares of a series of Preferred Stock issued to the investor in a Qualified Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price. "*Standard Preferred Stock*" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Financing. "*Company Capitalization*" means the sum, as of immediately prior to the Qualified Financing, of: (1) all shares of capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) the 2020 SAFE instruments, (B) all other SAFEs, and (C) convertible promissory notes; and (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

- If there is a change of control or IPO (each a "*Liquidity Event*") before the expiration or termination of the 2020 SAFE, the investor will, at its option, either (i) receive a cash payment equal to each investor's purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the holder fails to select the cash option. If insufficient funds are available for distribution in the amounts set forth therein, then all of the Company's available funds will be distributed with equal priority and pro rata among the cash-out investors in proportion to their purchase amounts, and the cash-out investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid purchase amount divided by the Liquidity Price.

"*Liquidity Price*" means the price per share equal to the valuation cap divided by the Liquidity Capitalization. "*Liquidity Capitalization*" means the number, as of immediately prior to the Liquidity Event, of shares of capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; and (iv) convertible promissory notes.

- If there is dissolution, liquidation, winding up, termination or general assignment for the benefit of the Company's creditors before the expiration or termination of the 2020 SAFE instrument, the Company will pay an amount equal to the purchase amount immediately prior to, or concurrent with, such event, and prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock by reason of their ownership thereof. If no such funds are available to satisfy this provision, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among such investors.

Currently, the six 2020 SAFEs are outstanding and have not been converted into equity securities in the Company. The proceeds of this offering were used for general operating expenses. The conversion of the 2020 SAFEs may limit or dilute the Crowd SAFEs issued in this Offering.

The six SAFEs Issued to Service Provider in Exchange for Services
On or about June 11, 2020, July 15, 2020, August 13, 2020, September 14, 2020, October 8, 2020 and November 24, 2020, the Company issued six Simple Agreements for Future Equity ("*Service Provider SAFEs*") to a service provider in reliance on Rule 506(b) of Regulation D under the Securities Act in the aggregate amount of $45,974.00. The six SAFEs contain a valuation cap of $19,800,000.00 (the "*Valuation Cap*") and a discount of 20% (the "*Discount*"). The six Service Provider SAFEs were issued in exchange for services provided pursuant to that certain Master Service Agreement, dated April 23, 2020.

The conversion mechanisms of the six Service Provider SAFEs are identical to the conversion mechanisms pertaining to the 2020 SAFEs as summarized under 'The 2019 and 2020 SAFE Financing Round' above.

Currently, the six Service Provider SAFEs are outstanding and have not been converted into equity securities in the Company. The conversion of the Service Provider SAFEs may limit or dilute the Crowd SAFEs issued in this Offering.

The January 2021 SAFE
On or about January 22, 2021 the Company issued a Simple Agreement for Future Equity ("*2021 SAFE*") to an advisor in reliance on Rule 506(b) of Regulation D under the Securities Act, in the amount of $20,000.00. The 2021 SAFE contains a valuation cap of $19,800,000.00 (the "*Valuation Cap*") and a discount of 20% (the "*Discount*").

The conversion mechanisms of the 2021 SAFE are identical to the conversion mechanisms pertaining to the 2020 SAFEs as summarized under 'The 2019 and 2020 SAFE Financing Round' above.

Currently, the 2021 SAFE is outstanding and has not been converted into equity securities in the Company. The proceeds of this offering were used for general operating expenses.

The Reg CF 2020 Sharedrop SAFEs
On January 15, 2021, the Company terminated a Regulation Crowdfunding offering pursuant to Section 4(a)(6) of the Securities Act through the intermediary OpenDeal Portal LLC dba "Republic" (the "*Sharedrop Offering*") in the course of which the Company offered Simple Agreements for Future Equity (the "*Sharedrop SAFEs*"). Whereas the Sharedrop Offering has ended on January 20, 2021 and no further subscriptions has been or will be accepted, the Sharedrop Offering has not yet been fully closed as of the date of this Form C. Consequently, the aggregate amount of Sharedrop SAFEs sold in the Sharedrop Offering cannot be ascertained as of the date of this Form C. The Company, however, estimates that the

aggregate amount raised in the Shardrop Offering will not exceed $24,545.91. The Company will make respective disclosure as to the aggregate amount as soon as reasonably practicable following the final closing. The consideration provided pursuant to the offering of Sharedrop SAFEs is in the form of information and activities directly beneficial to the Company, and therefore, no cash "payments," except for a nominal $0.01, have been made to the Company to purchase the Sharedrop SAFEs. Further, certain multipliers were implemented and applied in connection with certain activities conducted through the App by the Sharedrop SAFEs subscribers. The Sharedrop SAFEs contain a valuation cap of $19,800,000.00 (the "*Valuation Cap*") and have the following conversion mechanisms:

- If the Company elects to convert the Sharedrop SAFEs upon the First Equity Financing following the issuance of the Sharedrop SAFEs, the Company will issue to Prime Trust, as custodian, a number of shares of the CF Shadow Series of the capital stock (whether preferred stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such capital stock shall equal the quotient obtained by dividing (x) the SAFE Amount by (y) the First Equity Financing Price. The "*First Equity Financing Price*" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price. The "*SAFE Price*" shall mean the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization. The "*Fully Diluted Capitalization*" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

- If the Company elects to convert the Sharedrop SAFEs upon an Equity Financing after the first Equity Financing following the issuance of the Sharedrop SAFEs, the Company will issue to Prime Trust a number of shares of the CF Shadow Series of the capital stock (whether preferred stock or another class issued by the Company) sold in such subsequent Equity Financing. The number of shares of the CF Shadow Series of such capital stock shall equal the quotient obtained by dividing (x) the SAFE Amount by (y) the First Equity Financing Price. "*Equity Financing*" shall mean a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation resulting in aggregate proceeds to the Company of at least $1,000,000.

- In the case of an initial public offering of the Company ("*IPO*") or Change of Control (either of these events, a "*Liquidity Event*") of the Company prior to any Equity Financing, Prime Trust will receive, at its option, either (i) a cash payment equal to the SAFE Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the SAFE Amount divided by the Liquidity Price. "*Liquidity Price*" shall mean the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization. "*Liquidity Capitalization*" shall mean the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes. In connection with a cash payment described in this paragraph, the SAFE Amount will be due and payable by the Company to Prime Trust immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay Prime Trust (collectively, the "*Cash-Out Investors*") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their SAFE Amounts.

- If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of the Sharedrop SAFE instrument, Prime Trust will, at its option, either (1) receive a cash payment equal to the SAFE Amount (as described in the foregoing paragraph) or (2) automatically receive from the Company a number of shares of the most recent issued capital stock (whether preferred stock or another class issued by the Company) equal to the SAFE Amount divided by the First Equity Financing Price, if Prime Trust fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

- The Sharedrop SAFEs are subject to a repurchase right of the Company. The Company shall have the right to repurchase the Sharedrop SAFEs, in whole or in part, at any time, by giving notice of such repurchase. The repurchase price for each Sharedrop SAFE Unit, if permissible, shall be the lesser of, either (i) its fair market value (if any) as determined in good faith by the Company's board of directors or (ii) USD $0.01 per Sharedrop SAFE Unit.

The conversion of the Sharedrop SAFEs may limit or dilute the Crowd SAFEs issued in this Offering.

Debt
On December 30, 2020, the Company, the borrowing entity, and Vitaly Bahachuk, the lender, entered into a loan agreement (the "*Loan Agreement*"), in the amount of $30,000.00 (the "*Loan Amount*"), with an interest rate of 5 percent (5%), compounding annually. Prior to the maturity date, the Company can repay the Loan Amount, together with all accrued but unpaid interest thereon, at any time without penalty. On January 24, 2021, the aforementioned parties amended the Loan Agreement to extend the maturity to September 30, 2021. Except as to the modification regarding the maturity date of the Loan Agreement, the latter remains in full force and effect.

On February 1, 2021, the Company, the borrowing entity, and Aliaksandr Bazhanau, the lender, entered into a loan agreement (the "*Loan Agreement II*"), in the amount of $25,000.00 (the "*Loan Amount II*"), with an interest rate of 5 percent (5%), compounding annually. The maturity date of the Loan Agreement II is September 30, 2021, upon which date the Loan Amount II including all accrued and unpaid interest are due and payable. Prior to the maturity date, the Company can repay the Loan Amount II, together with all accrued but unpaid interest thereon, at any time without penalty.

Valuation
On August 31, 2019, Carta Valuations LLC provided the Company with a 409A valuation of the Company's Common Stock. Based on this report, the fair market value of one share of the Company's Common Stock on a non-marketable, minority basis at such time was $0.0137.

The Securities being sold in this Offering are Crowd SAFE (Simple Agreement for Future Equity) that convert into a number of securities contingent on the Company's valuation in a future equity financing. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership
The Company is owned by 5 entities/individuals.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
DCH LLC	59.56%

Red Crossbill LLC	39.71%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Operations
The Company is expecting to earn revenues from the following activities:

1) Cryptoassets exchange transaction fees.

2) Lead generation fees.

3) Premium subscription plans.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on increasing sales and entering new markets.

The Company incurred total operating expenses of $349,622.00 and $413,399.00 for the years ended December 31, 2018 and 2019, respectively. In 2018, the Company did not generate any income, resulting in a net loss of $349,622.00. In 2019, the Company generated $998.00 in revenue and $58,979.00 in net other income, resulting in a net loss of $353,422.00.

General & Administrative
The Company expenses the cost of general & administrative expenses as incurred and aggregated $87,558.00 and $ $210,835.00 for the years ended December 31, 2018 and 2019, respectively.

Sales & Marketing
The Company expenses the cost of sales & marketing as incurred and aggregated $36,150.00 and $4,966.00 for the years ended December 31, 2018 and 2019, respectively.

Liquidity and Capital Resources
The Offering proceeds will have an effect on our liquidity. We currently have $72,000.00 in cash on hand to execute our business strategy. The Company currently has an average burn rate of $17,500.00 per month. The Company does not have any additional sources of capital other than the proceeds from the Offering and has a runway of four months.

Capital Expenditures and Other Obligations
The Company does not plan to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as **<u>Exhibit A</u>**.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 500,000 Crowd SAFEs (Simple Agreement for Future Equity) for up to $500,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "*Target Offering Amount*"). The Company must receive commitments in the form of subscriptions from Investors in an amount totaling the Target Offering Amount by April 27, 2021 (the "*Offering Deadline*") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential Investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Offering Amount up to $500,000.00 (the "*Maximum Amount*") and the additional Securities will be allocated at the Company's discretion.

In order to purchase the Securities Purchasers must establish a custodial account with Prime Trust, LLC, the escrow agent servicing the Offering. Once created, you can make a commitment to purchase by completing the relevant subscription process hosted by the Intermediary. The Company will not accept investment commitments not made from a custodial account held by Prime Trust LLC in order to ensure the Company can effectively track investors, make disbursements to such investors and effectively exchange the Securities for other securities of the Company if necessary under the terms of this Form C and the Securities.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust, LLC until the Target Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary.

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company and (ii)that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remain before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.
.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $200.00 (which may be waived by the Company, in its sole and absolute discretion).

The Offering is being made through OpenDeal Portal LLC dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 6.0% (six percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The intermediary will receive a number of Securities of the issuer that is equal to 2.0% (two percent) of the total number of Securities sold by the issuer in the Offering.

Transfer Agent and Registrar
EShares, Inc. dba Carta will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review the form of Crowd SAFE, exhibited hereto as **Exhibit C** in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Investors to any dividends.

Definitions (only for purposes of "The Offering" section)

"Valuation Cap"
$22,000,000. ($19,800,000 if the subscription is made by an Early Investor *("Early Investor")*, which means if the subscription is made on or before March 8, 2021, 11:59 PM Pacific Standard Time).

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders (including holders of beneficial interests) shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Upon receipt of notice of any meeting at which the CF Shadow Series shareholders are entitled to vote, Prime Trust shall, as soon as reasonably practicable thereafter, mail or provide electronically to the holders of beneficial interests a notice, which shall be provided by the Company and which shall contain such information as is contained in such notice of meeting. holder acknowledges that notwithstanding its receipt of such materials, all voting rights with respect to the shares of CF Shadow Series shares shall be exercised by Prime Trust, and that Prime Trust intends to exercise such voting rights by voting the shares held by it in accordance with the vote of the majority of the shares (whether Preferred Stock or another class issued by the Company) the CF Shadow Series shares correspond to held by persons other than Prime Trust that are voted on any matter, and Prime Trust will not exercise any discretion in voting any the shares of CF Shadow Series shares represented by the Beneficial Interests; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws. Prime Trust will not invoke such rights.

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"***Equity Financing***" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of the Crowd SAFE instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for capital stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"***Equity Securities***" shall mean common stock or preferred stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) common stock or preferred stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

Conversion

Upon the occurrence of an Equity Financing the Crowd SAFEs may convert into CF Shadow Series Securities.

Conversion Mechanics

Conversion Upon First Equity Financing

If an Equity Financing occurs before this instrument ("***First Equity Financing***"), the Company shall notify Prime Trust of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of the Crowd SAFE without converting the purchase amount to capital stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the capital stock (whether preferred stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such capital stock shall be equal to the quotient obtained by dividing (x) the purchase amount by (y) the applicable First Equity Financing Price.

Conversion After the First Equity Financing

If the Company elects to continue the term of the Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of the Crowd SAFE (each, a "***Subsequent Equity Financing***"), the Company shall notify Prime Trust of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of the Crowd SAFE without converting the Investor's purchase amount to capital stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the capital stock (whether preferred stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such preferred stock shall equal to the quotient obtained by dividing (x) the purchase amount by (y) the applicable First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("***IPO***") or Change of Control (either of these events, a "***Liquidity Event***") of the Company prior to any Equity Financing, Prime Trust will, at its option, either (i) receive a cash payment equal to the purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of common stock equal to the purchase amount divided by the Liquidity Price, if Prime Trust fails to select the cash option. In connection with this <u>Section,</u> the purchase amount will be due and payable by the Company to Prime Trust immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "***Cash-Out Investors***") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. "***Liquidity Price***" shall mean the price per share equal (x) to the Valuation Cap (determined with respect to whether or not the Investor is an Early Investor) divided by (y) the Liquidity Capitalization. "***Liquidity Capitalization***" shall mean the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

Conversion Upon a Liquidity Event After an Equity Financing

If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, Prime Trust will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued capital stock (whether preferred stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if Prime Trust fails to select the cash option. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event before the Crowd SAFE instrument terminates, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Prime Trust (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of common stock upon a Dissolution Event and (iii) and all holders of common stock.

Termination

The Crowd SAFE instrument terminate upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to Prime Trust pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to Prime Trust pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd SAFE into shadow-capital stock of the Company, CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Prime Trust will have the right to vote on behalf of the Purchaser.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

- The Company does not have the right to repurchase the Securities; and

- The Securities do not have a stated return or liquidation preference.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

From June 14, 2018 to December 31, 2018 2019, Aliaksandr Bazhanau performed services for the Company. The services comprised of the technical specifications and development of the Company's products and managing technical resources. In consideration for the services rendered, Aliaksandr Bazhanau received in aggregate $85,154.

From June 14, 2018 to November 30,2018, Vitaly Bahachuk performed services for the Company. The services comprised of the development of the Company's product architecture and the management of the Company's resources. In consideration for the services rendered, Vitaly Bahachuk received in aggregate $82,617.

In January 2019, Aliaksandr Bazhanau performed services for the Company. The services comprised of the technical specifications and development of the Company's products and managing technical resources. In consideration for the services rendered, Aliaksandr Bazhanau received in aggregate $9,000 in January 2020.

On March 4, 2019, the Company assigned and licensed certain intellectual property rights relating to LoanScan to its affiliate OCF, Inc., a company that was owned by the same shareholders and same certain investor as the Company. On November 5, 2019 the Company purchased certain intellectual property rights from OCF, Inc for $11,000. OCF, Inc., which was dissolved in December 2019.

On December 30, 2020, the Company and Vitaly Bahachuk entered into the **Loan Agreement**. On January 24, 2021, the aforementioned parties amended the Loan Agreement. The terms and conditions of the Loan Agreement are summarized above under 'Capitalization and Ownership.'

On February 1, 2021, the Company and Aliaksandr Bazhanau entered into the **Loan Agreement II**. The terms and conditions of the Loan Agreement II are summarized above under 'Capitalization and Ownership.'

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Vitaly Bahachuk

(Signature)

Vitaly Bahachuk

(Name)

Director, President, Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Vitaly Bahachuk

(Signature)

Vitaly Bahachuk

(Name)

Director, President, Chief Executive Officer

(Title)

February 19, 2021

(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Aliaksandr Bazhanau

_____

(Signature)

Aliaksandr Bazhanau

_____

(Name)

Director, Treasurer, Secretary, Chief Technology Officer

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Aliaksandr Bazhanau

_____

(Signature)

Aliaksandr Bazhanau

_____

(Name)

Director, Treasurer, Secretary, Chief Technology Officer

_____

(Title)

February 19, 2021

_____

(Date)

EXHIBITS
Exhibit A   Financial Statements
Exhibit B   Offering Page
Exhibit C   Subscription Agreement for Beneficial Interest in Omnibus Crowd SAFE Representing Economic Interest in Crowd SAFE
Exhibit D   Video Transcript

EXHIBIT A
Financial Statements

LINEN MOBILE, INC.

Unaudited Financial Statements for the

Period of June 11, 2018 (Inception) through December 31, 2018

And the Year Ending December 31, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 8, 2020

To: Board of Directors, Linen Mobile, Inc.

Re: 2019-2018 (inception) Financial Statement Review
        Linen Mobile, Inc.

We have reviewed the accompanying financial statements of Linen Mobile, Inc. (the "Company"), which comprise the balance sheet(s) as of December 31, 2019 and 2018, and the related statements of operations, owners' equity or deficit, and cash flows for the calendar year period ended December 31, 2019 and the inception period of June 11, 2018 (inception) through December 31, 2018, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

LINEN MOBILE, INC.
BALANCE SHEET
As of December 31, 2019 and 2018
See accompanying Independent Review Report and Notes to the Financial Statements
(Unaudited)

	2019		2018
ASSETS			
Current Assets			
Cash and cash equivalents	$ 193,308	$	225,251
Fixed Assets			
Computers	17,150		11,835
Less: Accumulated depreciation	(3,850)		(485)
Total Fixed Assets	13,300		11,350
Intangible assets	11,000		0
Software development costs	554,889		417,020
Accumulated amortization	(111,350)		(16,515)
Total Assets	$ 661,147	$	637,106
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities			
Accounts payable	$ 50,205	$	64,954
Accrued expenses	7,297		85
Advance from shareholder	1,589		1,589
Total Liabilities	59,091		66,628
STOCKHOLDERS' EQUITY			
Common Stock; $0.0001 par value, 10,000,000 and 100 shares authorized, 8,559,895 and 100 shares issued and outstanding as of December 31, 2019 and 2018	856		0
Additional paid-in capital	0		920,100
Additional paid-in capital - SAFEs	1,404,999		0
Retained earnings	(803,799)		(349,622)
Total Stockholders' Equity	602,056		570,478
Total Liabilities and Stockholders' Equity	$ 661,147	$	637,106

LINEN MOBILE, INC.
STATEMENT OF OPERATIONS
For the calendar year period ended 2019
and the inception period of June 11, 2018 through December 31, 2018
See accompanying Independent Review Report and Notes to the Financial Statements
(Unaudited)

		2019		2018
Revenues	$	998	$	0
Operating expenses				
General and administrative		210,835		87,558
Sales and marketing		4,966		36,150
Legal and professional services		99,398		208,914
Depreciation		3,365		485
Amortization		94,835		16,515
Total operating expenses		413,399		349,622
Net Operating Income (Loss)		(412,401)		(349,622)
Other Income (Expenses)				
Intangible asset license		35,000		
Gain on sale of intangible asset		24,000		0
Loss on digital assets exchange		(21)		0
Net Other Income (Loss)		58,979		0
Net Income (Loss)	$	(353,422)	$	(349,622)

LINEN MOBILE, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the calendar year period ended 2019
and the inception period of June 11, 2018 through December 31, 2018
See accompanying Independent Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock		Additional Paid-In Capital	Additional Paid-In Capital - SAFEs	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value				
Balance as of June 11, 2018 (Inception)	0	$ 0	$ 0	$ 0	$ 0	$ 0
Issuance of common stock	100	0	920,100	0	0	920,100
Net Income (Loss)	0	0	0	0	(349,622)	(349,622)
Balance as of December 31, 2018	**100**	**0**	**920,100**	**0**	**(349,622)**	**570,478**
Dissolution of parent company	8,549,900	855	(920,100)	1,020,000	(100,755)	0
Issuance of common stock	9,895	1	0	0	0	1
Issuance of SAFEs	0	0	0	384,999	0	384,999
Net Income (Loss)	0	0	0	0	(353,422)	(353,422)
Balance as of December 31, 2019	**8,559,895**	**$ 856**	**$ 0**	**$ 1,404,999**	**$ (803,799)**	**$ 602,056**

STATEMENT OF CASH FLOWS
For the calendar year period ended 2019
and the inception period of June 11, 2018 through December 31, 2018
See accompanying Independent Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Operating Activities		
Net Income (Loss)	$ (353,422)	$ (349,622)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add in depreciation	3,365	485
Add in amortization	94,835	16,515
Changes in operating assets or liabilities		
Increase (Decrease) in accounts payable	(14,749)	64,954
Increase (Decrease) in accrued expenses	7,212	85
Net cash used in operating activities	(262,663)	(267,583)
Investing Activities		
Payments for software development	(137,869)	(417,020)
Purchase of equipment	(5,315)	(11,835)
Assignment of software licenses	(11,000)	0
Net change in cash from investing activities	(154,184)	(428,855)
Financing Activities		
Advance from shareholder	0	1,589
Issuance of common stock	1	920,100
Issuance of SAFEs	384,999	0
Net change in cash from financing activities	385,000	921,689
Net change in cash and cash equivalents	(31,943)	225,251
Cash and cash equivalents at beginning of period	225,251	0
Cash and cash equivalents at end of period	$ 193,308	$ 225,251

LINEN MOBILE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018

NOTE 1 - NATURE OF OPERATIONS

LINEN MOBILE, INC. (which may be referred to as the "Company", "we," "us," or "our") incorporated on June 11, 2018 ("Inception") under the name of Bloqboard, Inc. in the State of Delaware. In September 2019 the Company changed its name to Linen Mobile, Inc. The Company is a developer of Linen App ("Linen App", or the "Application" or "App"), a mobile wallet which enables users to hold, send, and receive cryptocurrency and access certain blockchain-based protocols, including liquidity pools in decentralized finance (DeFi). The Application is the Company's main product and is currently in private beta testing. Not all features of Linen App are currently available. The Company began operations in 2018.

Since inception, the Company has relied on raising capital through issuances of securities to fund its operations. As of December 31, 2019, the Company had negative retained earnings and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from venture funds and private investors. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included. Some small, immaterial adjustments have been made in the presentation of prior year's financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. The company operates in a very highly regulated environment that is still growing. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $193,308 and $225,251 in cash and cash equivalents, respectively.

Provision for Refunds and Chargebacks

The provision for refunds and chargebacks is recorded as a reduction of revenue and is estimated based on historical experience. The provision is recorded as an accrued liability at period-end. As of December 31, 2018, the Company had an accrued liability of $0. Actual refunds and chargebacks could differ from the Company's estimates.

Intangible Assets

Intangible assets with a finite life consist of software development and software licenses, and are carried at cost less accumulated amortization. The Company amortizes the cost of identifiable intangible assets on a straight-line basis over the expected period of benefit, which is five years. As of December 31, 2019 and 2018, the Company had $454,539 and $400,505 in net intangible assets, respectively.

Fixed Assets

Fixed assets, which includes computer equipment and internally developed software, are stated at cost. Property and equipment under capital leases are stated at the present value of minimum lease payments. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized external direct costs of material and services developed or obtained for these projects directly associated with these projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the respective assets which the Company estimates the useful lives to be three years for office computers and five years internally developed software.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the way the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2019 and 2018, the Company had $13,300 and $11,350 in net fixed assets.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with generally accepted accounting principles, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels:

- Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
- Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2019 as it incurred a taxable loss. In addition, there is a 100 percent valuation allowance against the net operating losses generated by the Company at December 31, 2019. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company will recognize revenue at the time service is provided. As of December 31, 2019 and 2018, the company recognized $998 and $0 of revenue, respectively.

Accounts Receivable

The Company reserves for uncollectible accounts. Accounts receivable are written off when they are deemed to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical amounts written off, existing conditions in the industry, and the financial stability of the customer. As of December 31, 2019 and 2018, the Company has $0 of accounts receivable.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2010. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has not yet filed its corporate income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – DISSOLUTION OF PARENT COMPANY

In the beginning of 2019, the parent holding company was dissolved and a Simple Agreement for Future Equity ("SAFE") that was held within the holding company was transferred to the Company. The Company's $920,000 of investment from the parent company was converted into a SAFE along with the issuance of additional SAFEs. The total SAFEs outstanding after the dissolution totals $1,020,000. The dissolution was intended as a tax-free distribution to safe holders.

NOTE 5 – STOCKHOLDERS' EQUITY (DEFICIT)

The Company has the following classes of equity outstanding:

Common Stock
In 2018, the Company had authorized 100 shares of common stock, par value $0.0001. In 2019 with the dissolution of the parent company, the Company had authorized 10,000,000 shares of common stock, par value $0.0001. As of December 31, 2019 and 2018, the company had 8,559,895 and 100 issued and outstanding shares, respectively.

Additional Paid in Capital - SAFEs
The Company has issued SAFEs totaling $1,020,000. The SAFEs are automatically convertible into common stock on the completion of an equity financing event of at least $1,000,000 ("Qualified Financing"). The conversion price is the lesser of 75 percent of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $16,830,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

The Company has issued SAFEs totaling $384,999. The SAFEs are automatically convertible into common stock on the completion of a Qualified Financing. The conversion price is the lesser of 80 percent of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $19,800,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

NOTE 6 – STOCK-BASED COMPENSATION

Equity Incentive Plan
The Company has a 2019 equity incentive plan ("The Plan") which permits the grant or option of shares and/or restricted stock awards to its employees for up to 950,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss for the years ending December 31, 2019 and 2018. The Company's ability to continue is dependent upon management's plan to raise additional funds as discussed in Note 10 and achieve profitable operations, if possible. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 9 – CORRECTION OF ERRORS IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS

As discussed in Note 2, The Company has discovered and retroactively corrected an error in a previously issued financial statement. The error was in the measurement of depreciation, the measurement of the cash and cash equivalents, and the measurement of accounts payable. The errors have been determined to be immaterial in nature.

NOTE 10 – SUBSEQUENT EVENTS

Crowdfunded Offering
The Company is offering up to $300,000 in SAFEs (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $1,000 in this offering and up to $300,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline noted in the Form C (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC, (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a $105,000 commission fee and 4 percent of the securities issued in this offering.

Issuance of SAFEs
The Company has issued SAFEs totaling $300,000. The SAFEs are automatically convertible into common stock on the completion of a Qualified Financing. The conversion price is the lesser of 80 percent of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $19,800,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

Management's Evaluation
Management has evaluated subsequent events through April 8, 2020 the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B
Offering Page



Republic



Company Name

Linen

Logo



Headline

Build wealth with the ownership economy

Hero Image



linen
Build wealth with the
Ownership Economy
9:37
DeFi Investments
$1,228.14
Total Earnings
$28.14457845
Ether
ETH
$204.58
0.0345
APY (Variable)
2.26%
Earned
$4.58
USD Coin
USDC
$1,023.56
310.12
APY (Variable)
7.43%
Earned
$23.56

Tags

Immigrant Founders, Apps, Fintech, DeFi, Crypto, $1M+ raised, Leading VC-backed

Pitch text

Summary

- Build wealth with the ownership economy
- Emerging and growing market projected to reach $3 trillion by 2023
- Raised $1.7M from Coinbase, Polychain, HashKey, Youbi, and Wyre
- Founders with Wall Street and blockchain experience
- Product market fit found, scalable growth, low operating costs

Custom

Early Bird Special: $19.8M Valuation Cap for Crowd SAFE units sold until 11:59 PM PST on March 8, 2021; $22M Valuation Cap thereafter

Problem

Ownership economy is a new way of building engagement between brands, communities, and customers

Technology giants like Airbnb, Uber, Robinhood, and others owe their success to their users. But the majority of the value they create is captured by a few early venture capital investors. Imagine if instead of raising hundreds of millions of dollars from venture investors and spending that money on mass advertising, companies turned to their users and shared ownership with them.

New relationships between brands and customers are emerging now. These relationships are optimized for sustainability, ownership, equity, or community engagement — NOT for value extraction from customers.


The Ownership Economy
User Operated
Ownership Economy
Developers
Consumers
Company Operated
bitcoin
ethereum
celo
linen
UNISWAP
Compound
FORTE
reddit
arfa
aws
WESTERN UNION
robinhood
wealthfront
CHASE
airbnb
Uber
SlimFast
SEPHORA
Store of Value
Infrastructure
Payments
Finance
Marketplaces
Social
Consumer

Crypto networks highlighted a new economic foundation now being used by the next generation of market driven, user operated platforms. Credit for this image goes to Jesse Walden from Variant Fund. We edited the original image. Source: https://variant.fund/the-ownership-economy-crypto-and-consumer-software/

Many of these new use cases are possible today because ownership interest in platforms or networks is issued on blockchains in the form of “crypto assets” or “tokens.”

Existing financial infrastructure is not set up to handle this change.

Financial institutions needed for Titled Asset

Stocks

Bonds

Checking accounts

Savings accounts

Certificate of Deposit

Financial institutions not needed for Bearer assets

Cash

Art

Most crypto native assets

- DeFi tokens
- Social tokens
- Rewards tokens
- Governance tokens
- Collectables
- Digital art
- Stablecoins
- Cryptocurrencies

Software and self-custody wallet required

Solution

Linen: build wealth with the ownership economy

Today, most opportunities in the ownership economy are only available to tech-savvy people due to the technological barriers related to self-custody wallets and private key custody. Linen is solving the biggest problem that the crypto industry faces — user-friendly custody of private keys.

Private keys and cryptographic signatures are required to sign each transaction on the blockchain.

Most common way to recover access to crypto assets now is 12-24 words seed phrase (password that can not be recovered if lost). This method is hard and not user friendly for most consumers.

winter	happy
final	creek
practice	road
feed	again
same	ice
open	least

Linen designed and built wallet backup and recovery mechanisms that do not require saving seed phrases. This enables us to onboard millions of people to the ownership economy in a scalable way.

Areas of focus for Linen: DeFi and social tokens


Market capitalization of selected projects
DeFi
Chainlink $9.0 B
Uniswap $5.0 B
Synthetix network $3.8 B
Aave $3.7 B
Sushi $1.2 B
Compound $1.4 B
Maker $1.3 B
Yearn.finance $890 Mil
The Graph $900 Mil
Curve $480 Mil
Nexus mutual $335 Mil
1inch $480 Mil
Mirror $132 Mil
Badger DAO $91 Mil
Harvest $76 Mil
Index Coop $30 Mil
Social tokens
Mork $40 Mil
Whale $34 Mil
Cherry $26 Mil
Karma DAO $22 Mil
Julien $21 Mil
Friends With Benefits $15 Mil
Skull $1 Mil
RAC $0.9 Mil
Alex $0.8 Mil
FlynnJam $0.5 Mil
CoinArtist $0.5 Mil

as of January 31, 2021

Decentralized finance, or DeFi

Decentralized finance, or DeFi, minimizes reliance on trusted third parties for financial activities, such as exchanging assets and earning interest, to enable a fully self-sovereign financial system. It treats Wall Street and the rest of us as equals by allowing everyone to access the system and earn network equity tokens for using DeFi platforms.

Social tokens

Social tokens are a new way for creators such as artists, video game streamers, brands, etc. to engage with their communities. Social tokens can offer a wide variety of community and ownership-oriented experiences, products, and services, such as exclusive content, early access, direct access to celebrities/influencers, etc. This area is very new, and the design space is limitless.

Product

Full suite of tools for a novice to build wealth with the ownership economy: App, Wallet, Community


12:23
Compound pool
USD Coin
Value
$1,023.56
USDC
cUSDC
APY (Variable)
7.43%
Earned
$23.56
Deposit
Withdraw
9:37
DeFi Investments
$1,228.14
Total Earnings
$28.14457845
Ether
$204.58
ETH
0.0345
APY (Variable)
2.26%
Earned
$4.58
USD Coin
$1,023.56
USDC
310.12
APY (Variable)
7.43%
Earned
$23.56
Republic Linen
Community Program
$12.32
Any and all details pertaining to the Community Program are published on the Republic portal only.

Specifically designed with the novice user in mind, the app abstracts away the complexities of writing down a recovery seed phrase (complex password that cannot be recovered if lost) as seen in the first generation of self-custody wallets.

How Linen App works


12:22
linen

1. Join the community on Discord to learn about DeFi and the ownership economy.
2. Deposit stablecoins or other crypto assets, or make bank transfers (U.S. only for now) to your Linen wallet.
3. Access DeFi liquidity pools such as Compound to earn yield and network equity ownership tokens within the app.
4. Your assets are stored in a smart-contract wallet on the blockchain, and only you have access to them. Control your wallet from the mobile app. Access to the broader DeFi ecosystem is coming via wallet linking.

5. Sell assets in the app or withdraw to your external wallet.

Learn and hang out in the community chat


Linen Community
read-me-first
Welcome and housekeeping
Search
WELCOME
read-me-first
introduce-yourself
LINEN COMMUNITY
community-chat
announcements
yields-in-defi
feature-request-feedb...
support
investment-talk
off-topic-and-memes
compound-deposits-bot
ban-log
level-up
LOANSCAN
loanscan
|-------LEARN (READ-ONLY)-------|
linen-app
community-program_...
defi-101
Vitaly | Line...
#9862
Welcome to
Linen Community
This is the beginning of this server.
Vitaly | Linen.app 07/16/2020
Thank you for joining the Linen community! Couple of housekeeping items.
1: No spam or self-promo. Drive-by link drops will be removed & a person is banned. Do not advertise, market (name/referral links) for anything, including other communities, ICOs, pump and dump schemes.
2: Please do not cold DM community members with messages initing to other Discord channels, requests for product feedback, links of any kind, sales messages.
3: Be respectful to others and absolutely no hate speech. You may not promote violence against or directly attack or threaten other people on the basis of race, ethnicity, national origin, sexual orientation, gender, religious affiliation, age or disability.
DISCUSSION:
-community = open discussion about LoanScan, Linen App, stablecoins, DeFi
-loanscan = ask about listing your lending platform on LoanScan.io
-support = issues with LoanScan data integrity or visual representation
LEARN (read-only):
-defi-for-beginners = start here if you are new to DeFi
-defi-resources = YouTube videos explaining DeFi and how to earn yield; list of Podcasters
-linen app = learn about our crypto wallet and investment app for accessing DeFi
- cryptocurrencies-general-info = into to cryptocurrencies, including Ethereum
Message # read-me-first
GIF

Traction

Over 1,300 deposits to DeFi pools made during beta testing!


1,370+
Deposits
To DeFi pools
BETA TESTING ON IOS
600+ People
Made deposits to DeFi pools to earn yield and governance tokens
15,000
App Downloads
Over 800
Ambassador applications received

Linen App is currently in beta release on iOS, and waiting list-only for Android. We are now on the second iteration of our wallet with:

- App downloads over 15,000

- Beta testing on iOS with over 600 users who made deposits to Compound liquidity pools.

- Over 800 ambassador applications received, as community members express desire to be more involved.

Once users deposit crypto assets to earn yield in DeFi or to store, they keep the assets there and rarely withdraw.

Customers

Linen appeals to users who are new to Decentralized Finance (DeFi), social tokens, and crypto in general due to its simplicity, community feel, and superior user support.

 # App Store customers reviews



09/13/2020

Awesome service!!

I'm really pleased with my experience thus far and look forward to what the future holds! 😎



05/01/2020

Neat design, decent return

The app is easy to use and the interest rate is quite good. Great user experience and much faster bank transfer than similar app.



05/05/2020

Grasias

Grasias this app make every day interest % recomiendo this app to save money thanks :)



11/29/2019

Finally some money for my savings

Good customer journey, it took one day for my identity to be approved, and when i topped up my account the money started to gain interest straight away. Love the equity referral program. Thank you guys!



12/18/2019

Gateway to DeFi

Love being able to easily move money from my bank account into linen app and earn interest through compound. Makes DeFi super easy!



12/17/2019

Revolutionary!

Linen app is an incredible way for us to finally receive a great return while keeping our cash liquid. The app is easy to use and I am recommending to all my friends.

 # Testimonials



" DeFi and crypto assets were totally new to me prior
to the Linen experience. With Linen, I was able to go
from zero to earning yield in DeFi in no time. "

Adam Ricci
Community member, new to DeFi



" What is really important to me is the ability to
participate in the ownership economy powered by
crypto assets. In the future, consumers will prefer
using services that offer equity or some sort of
ownership for their partonage."

Max Machkasau
Seed investor in Linen, community member, new to DeFi and Crypto



" Onboarding to DeFi using Linen was super easy for me.
I also participated in the Sharedrop campaign on
Republic. Now, I feel am part of the company as well! "

Luis Cambronero
Community member, new to DeFi and Crypto

Business Model

Highly scalable transaction-based revenue. Low operating overhead due to a self-custody system design.

User self-custody of assets allows us to grow in a scalable manner as a software company and not as a capital-intensive financial institution. Taking into account the global nature of DeFi and communities utilizing governance and social tokens, Linen has the potential to achieve $90 million in revenue by year 5.


Users in year 5
9 million
Asset Swap fees
0.5%
Avgerage Balance per user
$1,000
Affiliate fees from DeFi pools
% TBD
Premium subscription features
$5-10
/ Month

Expected path:

- 9 million users in year 5. For context, leading fintech companies Robinhood and Revolut have way more users and are operating primarily in a single regulatory jurisdiction. Our self-custody wallet design is more scalable than the custodial business model used by financial institutions.
- $1,000 average balance per user.
- Asset swap fees: 0.5%.
- Affiliate fees from DeFi pools earning yield (% TBD).
- Premium subscription features $5-$10 per month.

Market

Rapidly growing market


Assets locked in DeFi
$25 billion
Capitalization
of Crypto Assets
$950 billion
AS OF JAN 2021
Capitalization
of Crypto Assets
$3 trillion
PROJECTED BY 2025

We have exposure to the following markets:

- Broad crypto assets. The market size of crypto assets is projected to grow to $3 trillion by 2025. We think this is a very conservative estimate because this number is already $950 billion as of January 2021.

- DeFi. Asset value locked in DeFi smart contracts today is already $25 billion. It grew rapidly from $920 million within 12 months.



Source: DeFi Pulse as of January 28, 2021.

Why now?

Self-custody is expected to be the primary method of storing long-tail crypto assets such as governance tokens, social tokens, digital art objects, etc. Self-custody of a private key is also required to access decentralized applications

- Over 100M app downloads of self-custody wallets with seed phrases (mostly used by the tech-savvy) in App Store and on Google Play = market validation

- Emergence of DeFi yield appeals to non-speculators and draws new crowd to crypto and DeFi

- Community engagement models powered by tokens provide great user acquisition tools and path to monetization for influencers, video game streamers, and others

- Emergence of the ownership economy = better user engagement + skin in the game when customers can have a say in how platforms and services are run

Competition

Our technology allows us to onboard millions at scale and with low cost

There are two types of players:

- Hosted wallets where users do not have access to their private keys, cannot participate in DeFi, and cannot acquire the long tail of assets or access third-party decentralized applications (Dapps).

- Self-custody platforms (wallets) optimized for a tech-savvy audience.


Less technical users / Less speculative use cases
We target a different audience: ownership economy participantsparts who need to acquire and store long-tail of assets that will never make it to hosted wallets.
Infinite number of such assets most likely to emerge and technical/compliance burgen is to high for regulated entities.
linen
BlockFi
celsius
nexo
coinbase
NOT SET UP TO HOLD LONG TAIL OF CRYPTO ASSETS
argent
ZenGo
Dapper
Regulated entities
Unregulated entities
Dharma
TOO COMPLEX FOR OUR AUDIENCE
TRUST WALLET
imToken
EXODUS
BRD
edge
BLOCKCHAIN
Math Wallet
Gnosis Safe
METAMASK
More technical users / Speculative use cases

By far, the biggest wallets today are custodial wallets and services such as Coinbase Consumer and BlockFi. The primary use case for custodial wallets is to buy and sell a limited number of crypto assets in U.S. dollars. These players are beneficial to DeFi and the broader ownership economy as they provide a cost-effective way to acquire stablecoins and Ether with U.S. dollars. Subsequently, these stablecoins are transferred to self-custody wallets and used in DeFi.

There are also self-custody wallets that use a seed phrase (special password) for backup and recovery; but such wallets are harder to use for the average person because the passwords cannot be recovered if lost or forgotten. These wallets are usually used by early adopters and the tech-savvy. Notable players are MetaMask, TrustWallet, BRD, and Blockchain. Linen uses a different wallet design and technology that makes it very user-friendly and lowers barriers to enter DeFi and other crypto services.

Vision

Anyone should have the ability to own platforms they use and build wealth using frontier technologies

We envision the future of platforms where users are owners of services that they consume/add value to. Our goal is to empower our community with knowledge and provide tools to participate in the ownership economy.

2018 – 2019

July 2018

Launched LoanScan (loanscan.io) to raise awareness about earning opportunities in DeFi for the less tech savvy

July 2018

MVP of the DeFi yield web application. Research.

November 2019

MVP of Linen wallet and Linen App (iOS).

Finding product market fit. Deposit USDC to the Compound liquidity pool to earn yield.

Integration with a U.S.-based payments processor for bank payments

December 2019 - January 2021

Sharedrop on Republic for early users of Linen App

2020

May

New smart contract-based security model and design outline

September

New smart contract wallet app with advanced wallet backup and recovery features released (iOS)

May

Approved for the Visa Fast Track Program

December

App redesign to support upcoming features

2021

Republic second campaign launch: invite Linen and Republic community members to invest in Linen

Functionality to claim ownership/rewards tokens

Connect Linen App to the broader DeFi ecosystem to earn yield and participate in the rewards distribution of crypto platforms

Enable investments in social tokens and communities

Implement scalability solutions for Ethereum to make transactions cheaper or free

2022

Expansion into new asset classes

Support novel use cases where users can make living wages by providing labor and capital to decentralized networks and internet native organizations

Investors

$1.7 million in seed financing from Coinbase, Polychain Capital, HashKey Capital, Youbi, and angel investors

We are giving our users and community members the opportunity to invest alongside leading investors.

POLYCHAIN CAPITAL   coinbase   HASHKEY Capital

YOUBI CAPITAL   wyre

Our long-term vision is to be owned by the users and community members of Linen. In our previous Republic campaign, we distributed financial interest in our company to early users of the Linen App who helped us test the app and provided feedback.

Founders

Experienced founders with unique Wall Street and blockchain experience

Vitaly and Alex became fascinated with crypto networks and incentive mechanisms in 2015 and haven't left the rabbit hole since, even through up and down cycles.



 Vitaly Bahachuk – ex-tech investment banker turned entrepreneur.

Writings:

- The Future of Crypto-Powered Finance and How We Get There
- Decentralized Finance (DeFi) in Layman's Terms

 Alex Bazhanau – distributed systems engineer with a background in advertising tech

Writings:

- Crypto Assets Self-Custody: Linen Wallet Primer

Vitaly and Alex became fascinated with crypto networks and incentive mechanisms in 2015 and haven't left the rabbit hole since, even through up and down cycles.

Team

	Vitaly Bahachuk	CEO, co-founder	Previously consumer loans affiliate marketing; Technology Investment Banking analyst @KeyBanc Capital Markets; Private placements associate at Kaufman and Company; Founded a Supply Chain Management software company; BS in Finance from CU Boulder
	Alex Bazhanau	CTO, co-founder	Previously high load systems engineer at Adform; IBM Research (Hyperledger Project); Lead Ethereum engineer @ Monetha; Member of the board of technical experts of the Distributed Ledger Association of Belarus; BS in Math and Computer Science from BSU
	Max Okala-Kulak	Product Design & User Research	Designed corporate-wellness reporting service for Fitbit (IPO exit); maps.me travel/navigation app (exit by acquisition), also "Best application of 2014" by Google; Designed MVP for somuchmore.de (exit by acquisition)

	Max Machkasau	Strategic Marketing Consulting	Global business development and partnerships at Google. Previously: ran European operations and built partnerships for Kiva.org in San Francisco; Tech M&A consulting at KPMG Silicon Valley
	Renat Khasanshyn	DeFi Ninja, Advisor	
linen	Linda W.	Finance	
linen	Anna M.	App Store Optimisation	
linen	Dima S.	DevOps	
linen	Bogdan P.	Software Engineer	
	Volha S.	IT Security Expert	
linen	Hanna S.	Quality Assurance	

Perks

$200	Republic participant recognition badge in the community Discord chat Recognition as an early investor in the Linen App and on the Linen website (with your consent)
$500	Linen swag bag Early access to new features Recognition as an early investor in Linen App and on the Linen website (with your consent)
$1,000	Exclusive "Linen investor" T-shirt Early access to new features Recognition as an early investor in Linen App and on the Linen website (with your consent)
$2,500	Crypto art collectible: We will mint a limited-edition token on the blockchain and send it to your wallet Exclusive "Linen investor" T-shirt Early access to new features Recognition as an early investor in Linen App and on the Linen website (with your consent)
$10,000	Invite to the team chat: Follow Linen progress in real time, learn about DeFi opportunities as they are identified Crypto art collectible: We will mint a limited-edition token on the blockchain and send it to your wallet Exclusive "Linen investor" T-shirt Early access to new features Recognition as an early investor in the Linen App and/or on the Linen website (with your consent)
$25,000	One-on-one 90-minute video meeting with founders: Learn more about DeFi, social tokens, etc. Invite to the team chat: Follow Linen progress in real time, learn about DeFi opportunities as they are identified Crypto art collectible: We will mint a limited-edition token on the blockchain and send it to your wallet Exclusive "Linen investor" T-shirt Early access to new features Recognition as an early investor in the Linen App and/or on the Linen website (with your consent)

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT C
Subscription Agreement for Beneficial Interest in Omnibus Crowd SAFE Representing Economic
Interest in Crowd SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE SUBSCRIBER LIVES OUTSIDE THE UNITED STATES, IT IS THE SUBSCRIBER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION AND PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY SUBSCRIBER, WHETHER FOREIGN OR DOMESTIC.

Linen Mobile, Inc.

Subscription Agreement for
Beneficial Interest in Omnibus Crowd SAFE
Representing Economic Interest in
Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

This Subscription Agreement (this "**Agreement**") is entered into by and between the undersigned (the "**Subscriber**") and Linen Mobile, Inc., a Delaware corporation (the "**Company**"), effective as of [Date of Subscription Agreement]. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Form of Omnibus Crowd SAFE attached hereto as Exhibit A (the "**Omnibus Crowd SAFE**"). In consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber and the Company hereby agree as follows.

1. **Subscription.** Subject to the terms and conditions of this Agreement, the Subscriber hereby subscribes $[________] (the "**Subscription Amount**") for the right to an indirect economic interest in the Company's Crowd SAFEs and, for the avoidance of doubt, the underlying securities, cash or other consideration into which the Crowd SAFEs convert, (the "**Subscription**"), to be represented by a pro rata beneficial interest (based on the Subscription Amount) in an Omnibus Crowd SAFE issued by the Company to the trustee and custodian designated in the Omnibus Crowd SAFE, Prime Trust, LLC ("**Trustee and Custodian**"), with Trustee and Custodian as legal record owner of the Crowd SAFE and, for the avoidance of doubt, the underlying securities, cash or other consideration into which the Crowd SAFEs convert, (the "**Beneficial Interest**", as defined and calculated in the Omnibus Crowd SAFE).

2. **General Terms and Conditions.**

   (a) *Acceptance and Conditions*. The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The valid execution of this Agreement

shall be conditioned upon the following terms being met: (i) Subscriber's completion of the investment commitment process on the Intermediary hosting the Company's offering; (ii) Subscriber's delivery of the Subscription Amount to an escrow account held for the benefit of the Company's offering, in the manner and method provided in the Company's offering disclosures; (iii) Subscriber's execution of the Omnibus Crowd SAFE; (iv) Subscriber's execution of a separate custody account agreement by the Subscriber directly with the Trustee and Custodian in the form Omnibus Crowd SAFE attached hereto as <u>Exhibit A</u>; and (v) the Company counter-signing this Agreement and the Omnibus Crowd SAFE.

(b) *Nature of Interest in Omnibus Crowd SAFE*. The Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Crowd SAFE. Nothing in this Agreement shall be construed to provide the Subscriber, or any other subscribers, as a holder of a Beneficial Interest, (i) with any voting, information or inspection, or dividend rights not explicitly provided by the Omnibus Crowd SAFE (or the Subscriber's Beneficial Interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Crowd SAFE, or (ii) any right to be deemed the legal record owner of the Crowd SAFE for any purpose, nor will anything in this Agreement be construed to confer on the Subscriber any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise unless provided explicitly herein or in the Crowd SAFE.

3. <u>**Subscriber Representations.**</u> By executing this Agreement and the Omnibus Crowd SAFE, the Subscriber hereby represents and warrants to the Company and to the Trustee and Custodian as follows:

(a) The Subscriber has full legal capacity, power and authority to execute and deliver this Agreement and the Omnibus Crowd SAFE to perform its obligations hereunder and thereunder. Each of this Agreement and the Omnibus Crowd SAFE constitutes a legal, valid and binding obligation of the Subscriber, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Subscriber has been advised that the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act ("**Regulation CF**"). The Subscriber understands that neither the Omnibus Crowd SAFE (nor the Subscriber's Beneficial Interest therein) nor the underlying Beneficial Interest therein may be resold or otherwise transferred unless they are registered or exempt from registration under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply. Subscriber further understands and agrees that its Beneficial Interest and the securities to be acquired by the Subscriber thereunder shall be subject to further the terms and conditions set forth in the Omnibus Crowd SAFE, including without limitation the transfer restrictions set forth in <u>Section 5</u> of the Omnibus Crowd SAFE.

(c) The Subscriber is purchasing its Beneficial Interest in the securities represented thereby for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. The Subscriber understands that the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed herein.

(d) The Subscriber has, and at all times under this Agreement will maintain, a custody account in good standing with the Trustee and Custodian pursuant to a valid and binding custody account agreement.

(e) The Subscriber acknowledges, and is making the Subscription and purchasing its Beneficial Interest in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF.

(f) The Subscriber acknowledges that (i) the Subscriber has received all the information the Subscriber has requested from the Company and (ii) such information is necessary or appropriate for deciding whether to make the Subscription and acquire its Beneficial Interest and the underlying securities.

(g) The Subscriber has had an opportunity to (i) ask questions and receive answers from the Company regarding the terms and conditions of the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest) and the underlying securities, and (ii) to obtain any additional information necessary to verify the accuracy of the information given to the Subscriber. In deciding to make the Subscription and purchase its Beneficial Interest, the Subscriber is not relying on the advice or recommendations of the Company, the Intermediary or any other third-party, and the Subscriber has made its own independent decision that an investment in the Omnibus Crowd SAFE and the underlying securities is suitable and appropriate for the Subscriber. The Subscriber understands that no federal, state or other agency has passed upon the merits or risks of an investment in the Omnibus Crowd SAFE and the underlying securities or made any finding or determination concerning the fairness or advisability of such investment.

(h) The Subscriber understands and acknowledges that as the holder of a Beneficial Interest, the Subscriber shall have no voting, information or inspection rights with respect to the Company, aside from any disclosure requirements the Company is required to make under relevant securities regulations, or as provided in the Omnibus Crowd SAFE.

(i) The Subscriber understands and acknowledges that the Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and that such subscribers shall also hold pro rata Beneficial Interests (based on their respective subscription amounts) in the Omnibus Crowd SAFE.

(j) The Subscriber understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Omnibus Crowd SAFE, the underlying securities or any other class of the Company's securities.

(k) Subscriber is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Omnibus Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Subscriber hereby represents and agrees that if Subscriber's country of residence or other circumstances change such that the above representations are no longer accurate, Subscriber will immediately notify Company. Subscriber further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Omnibus Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(l) The Subscriber further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(m) The Subscriber understands the substantial likelihood that the Subscriber will suffer a **TOTAL LOSS** of all capital invested, and that Subscriber is prepared to bear the risk of such total loss.

(n) The Subscriber understands and agrees that its Beneficial Interest does not entitle the Subscriber, as a holder of such interest, to vote, execute consents, or to otherwise represent the interests thereunder. The Subscriber acknowledges and agrees that the Trustee and Custodian shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Crowd SAFE.

(o) The Subscriber understands and agrees that, except as otherwise agreed by the Company in its sole discretion, the Subscriber will not be entitled to exchange its Beneficial Interest for a Crowd SAFE in registered form or other form of security instrument not otherwise contemplated by this Agreement.

(p) If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its Beneficial Interest and the underlying securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction, including (i) the legal requirements within its jurisdiction for the Subscription and the purchase of its Beneficial Interest; (ii) any foreign exchange restrictions applicable to such Subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its Beneficial Interest and the underlying securities. The Subscriber acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest therein) and the underlying securities.

(q) If the Subscriber is an entity: (i) such entity is duly formed, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Subscriber of the Agreement is within the power of the Subscriber and has been duly authorized by all necessary actions on the part of the Subscriber; (iii) to the knowledge of the Subscriber, it is not in violation of its current organizational documents, any material statute, rule or regulation applicable to the Subscriber; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Subscriber; result in the acceleration of any material indenture or contract to which the Subscriber is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

4. **Dispute Resolution; Arbitration.**

(a) THE SUBSCRIBER AND THE COMPANY (I) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO HAVE ANY AND ALL DISPUTES, CONTROVERSIES OR CLAIMS ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT RESOLVED IN A COURT, AND (II) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO A JURY TRIAL. Instead, any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Rules. The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Francisco, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(b) No Class Arbitrations, Class Actions or Representative Actions. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement is personal to the Subscriber and the Company and will be resolved solely through individual arbitration and will not be brought as a class arbitration, class action or any other type of representative proceeding. There will be no class arbitration or arbitration in which the Subscriber attempts to resolve a dispute, controversy or claim as a representative of another subscriber or group of subscribers. Further, a dispute, controversy or claim cannot be brought as a class or other type of representative action, whether within or outside of arbitration, or on behalf of any other subscriber or group of subscribers.

5. **Miscellaneous.**

(a) Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Subscriber.

(b) Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page or otherwise provided, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Agreement and/or the rights contained herein may be assigned without the Company's consent by the Subscriber to (i) to a member of the family of the Subscriber or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or the equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance, (ii) any other entity who directly or indirectly, controls, is controlled by or is under common control with the Subscriber, including, without limitation, any general partner, managing member, officer or director of the Subscriber, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Subscriber and that any such assignment shall require such transferee to assume the rights and obligations of the Subscriber's custody account agreement with the Trustee and Custodian in accordance with the assignment provision thereof, or otherwise execute a custody account agreement with the designated Trustee and Custodian ; and *provided, further*, that the Company may assign this Agreement in whole, without the consent of the Subscriber, in connection with a reincorporation to change the Company's domicile.

(d) In the event any one or more of the terms or provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Agreement and the remaining terms and provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(e) This Agreement does not create any form of partnership, joint venture or any other similar relationship between the Subscriber and the Company.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g) This Agreement and the Omnibus Crowd SAFE constitute the entire agreement between the Subscriber and the Company relating to the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest therein) and the underlying securities; provided further, that Subscriber agrees to be bound by the terms of the Omnibus Crowd SAFE applicable to Holders.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this Subscription Agreement to be duly executed and delivered.

SUBSCRIBER:

_____
Print Name

_____
Signature

_____
Print Name of Additional Signatory

_____
Additional Signature
(If joint tenants or tenants in common)

Address:
Email:

Accepted and Agreed:

COMPANY: **TRUSTEE AND CUSTODIAN:**

Linen Mobile, Inc.   **PRIME TRUST, LLC,**

By: _____   By: _____
Name: Vitaly Bahachuk   Name:
Title: Director, President,   Title:
Chief Executive Officer

Date: _____   Date: _____
Address: 44 Tehama St.   Address:
San Francisco, CA 94105   Email:
Email: republic@linen.app

EXHIBIT A

FORM OF OMNIBUS CROWD SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Linen Mobile, Inc.

Omnibus Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by the subscribers for beneficial interests herein (the "**Subscribers**") of an aggregate subscription amount of $[_____] (the "**SAFE Amount**"), Linen Mobile, Inc., a Delaware corporation (the "**Company**"), hereby issues to Prime Trust, LLC, as custodian and trustee ("**Prime Trust**"), the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

This Omnibus Crowd SAFE initially shall entitle each Subscriber to a beneficial ownership interest herein, including the securities or cash into which this Omnibus Crowd SAFE converts equal to (i) the quotient of such Subscriber's Subscription Amount *divided by* the SAFE Amount; *times* (ii) the number of shares of Capital Stock (or amount of cash, if applicable) that this Omnibus Crowd SAFE converts into pursuant to the provisions herein (the "**Beneficial Interest**"). The number of shares under this instrument shall be subject to adjustment by the Company in the event of any share subdivision, split, dividend, reclassification, combination, consolidation or similar transaction affecting the Capital Stock or the Company.

The "**Valuation Cap**" is $22,000,000. ($19,800,000 if the subscription is made on or before March 8, 2021, 11:59 PM Pacific Standard Time, "**Early Investors**")

See Section 2 for certain additional defined terms.

1.   *Events*

(a)   **Equity Financing**.

(i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify Prime Trust of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the SAFE Amount to Capital Stock; or (2) issue to Prime Trust a number of shares of the CF Shadow Series of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the SAFE Amount by (y) the First Equity Financing Price.

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify Prime Trust of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the SAFE Amount to Capital Stock; or (2) issue to Prime Trust a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the SAFE Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, Prime Trust will, at its option, either (i) receive a cash payment equal to the SAFE Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the SAFE Amount divided by the Liquidity Price, if Prime Trust fails to select the cash option. In connection with this Section 1(b)(i), the SAFE Amount will be due and payable by the Company to Prime Trust immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay Prime Trust (on behalf of the Subscribers collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Beneficial Interests.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, Prime Trust will, at its option, either (i) receive a cash payment equal to the SAFE Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the SAFE Amount divided by the First Equity Financing Price, if Prime Trust fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to Prime Trust pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Prime Trust in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among (i) Prime Trust (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or Prime Trust of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series to Prime Trust pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to Prime Trust pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders (including Holders of Beneficial Interests) shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Upon receipt of notice of any meeting at which the CF Shadow Series shareholders are entitled to vote, Prime Trust shall, as soon as reasonably practicable thereafter, mail or provide electronically to the Holders of Beneficial Interests a notice, which shall be provided by the Company and which shall contain such information as is contained in such notice of meeting. Holder acknowledges that notwithstanding its receipt of such materials, all voting rights with respect to the shares of CF Shadow Series shares shall be exercised by Prime Trust, and that Prime Trust intends to exercise such voting rights by voting the shares held by it in accordance with the vote of the majority of the shares (whether Preferred Stock or another class issued by the Company) the CF Shadow Series shares correspond to held by persons other than Prime Trust that are voted on any matter, and Prime Trust will not exercise any discretion in voting any the shares of CF Shadow Series shares represented by the Beneficial Interests; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws. Prime Trust will not invoke such rights.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean, calculated with respect to whether or not the Subscriber is an Early Investor; (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Holder**" means the holder of a Beneficial Interest in this instrument, whether as a Subscriber or as a permitted transferee thereof.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap (determined with respect to whether or not the Subscriber is an Early Investor) divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap (determined with respect to whether or not the Subscriber is an Early Investor) divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Prime Trust, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   Prime Trust has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of Prime Trust, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

5. *Transfer Restrictions*.

(a)   During the Lock-up Period, neither Prime Trust nor any Holder shall, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the applicable party or the immediate family of such party, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to Prime Trust and the Holders only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Prime Trust and each Holder shall execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the registrable securities of the Company held by Prime Trust and the Holders (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. A legend reading substantially as follows will be placed on all certificates representing all of the registrable securities of the Company held by Prime Trust and the Holders (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   No portion of this instrument (or any Beneficial Interest herein) or the underlying securities may be disposed of unless and until the transferee has agreed in writing for the benefit of the Company to make representations and warranties substantially similar to those made by the Subscribers and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The applicable transferor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   No disposition of this instrument (or any Beneficial Interest herein) or any underlying securities may be made to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE (or any Beneficial Interest herein) and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or otherwise, any other agreement between the a Prime Trust or a Holder and the Company or any agreement between Prime Trust or Holder and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   Except as otherwise agreed by the Company in its sole discretion, Holders will not be entitled to exchange their Beneficial Interests in this instrument for Crowd SAFEs in certificated form.

(b)   Prime Trust agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the majority of the Holders (calculated based on the Beneficial Interests of the Holders).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   Prime Trust is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on Prime Trust, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein. Prime Trust through this Omnibus Crowd SAFE shall be considered legal record holder of the Crowd SAFE, and the underlying securities it may convert into.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by Prime Trust to any other entity who directly or indirectly, controls, is controlled by or is under common control with Prime Trust, including, without limitation, any general partner, managing member, officer or director of Prime Trust; and *provided, further*, that the Company may assign this instrument in whole, without the consent of Prime Trust, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Francisco, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

IN WITNESS WHEREOF, the undersigned have caused this Crowd SAFE to be duly executed and delivered.

Linen Mobile, Inc.

By: _____
     Name: Vitaly Bahachuk
     Title: Director, President, Chief Executive Officer
     Address: 44 Tehama St., San Francisco, CA 94105
     Email: republic@linen.app

PRIME TRUST, LLC,
As Trustee and Custodian

By: _____
     Name:
     Title:
     Address:
     Email:

SUBSCRIBER/HOLDER:

_____
Print Name

By: _____
Signature

_____
Print Name of Additional Signatory

By: _____
Additional Signature
(If joint tenants or tenants in common)

Address:
Email:

EXHIBIT D
Video Transcript

- Sharing economy giants like Airbnb, Uber, and others owe their success to their users. But the majority of created value is captured by a few, early venture capital investors. Imagine if users can own these platforms just by using them. What if they had a say in how the services are shaped?
- That's the ownership economy. That's exactly how Decentralized Finance, or DeFi, works — groups of tech savvy enthusiasts are building, using, and governing financial platforms. These enthusiasts earn yield and fees by making their capital available to borrowers and traders of digital assets.
- Linen opens opportunities for everyone to earn yield, and benefit from the ownership economy. Linen also provides the chance to get usage rewards.
- We built an app to make Linen simple enough for the most novice of users. Linen shares the spirit of community ownership. We have already distributed financial interest in our company to early users of the Linen App. As a result, hundreds of our community members have become investors in Linen.
- This new investment opportunity is open to the Linen and Republic members who are looking for new ways to build wealth.
- Join us as an investor in Linen to participate in the ownership economy and take this journey together!